SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended September 30, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F        |X|           Form 40-F
                          -----------------              ------------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                      Yes                             No        |X|
                          -----------------              ------------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.
333-34968)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-67206)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
                FORM 6-K FOR THE PERIOD ENDED SEPTEMBER 30, 2003


                                                                            Page

1.   Management's  Discussion and Analysis of Financial
     Condition and Results of Operations for the period
     January-September 2003.                                                  3

2.   Consolidated  Financial  Statements  including  Notes
     to Consolidated  Financial Statements for the period
     January-September 2003.                                                 15

3.   Reconciliation  of Historical  Cost Operating  Profit
     to  Replacement Cost Operating Profit for the years
     ended December 31, 2002, 2001 and 2000.                                 66

















DEFINITION

The following term has the meaning shown below:

OPEC-10 -- The OPEC members excluding Iraq.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - SEPTEMBER 2003

                                                               Three months ended            Nine months ended
                                                                  September 30                 September 30
                                                                   (Unaudited)                   (Unaudited)
                                                               2003           2002          2003            2002
                                                           -----------------------       -----------------------
                                                                                 ($ million)
Turnover                                                     60,142         49,054       180,237         128,999
                                                           ========        =======       =======         =======

Reconciliation of historical cost and
  replacement cost profit
Historical cost profit (loss)                                 2,394          2,840         8,295           6,194
Inventory holding (gains) losses (a)                            (84)          (305)           68          (1,278)
                                                           --------        -------       -------         -------
Replacement cost profit (b)                                   2,310          2,535         8,363           4,916
Exceptional items, net of tax                                  (168)        (1,769)         (639)         (1,915)
                                                           --------        -------       -------         -------
Replacement cost profit before exceptional items              2,142            766         7,724           3,001
                                                           ========        =======       =======         =======

Per Ordinary Share - cents
   Historical cost profit                                     10.85          12.67         37.37           27.63
   Replacement cost profit before exceptional items            9.71           3.42         34.80           13.39
Dividends per Ordinary Share - cents                           6.50           6.00         19.25           17.75

---------------

(a)  Net of minority shareholders' interest.

(b) Replacement cost is not a UK or US GAAP measure. For information on why management believes that presentation of replacement cost profit provides useful information to investors and management regarding the results of operations of BP, see Item 3 - Key Information in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2002.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2002 in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2002.

To reflect BP's increased focus on chemical products derived from oil and gas, the Chemicals segment has been renamed Petrochemicals.

The TNK-BP deal was completed on August 29, 2003 and BP's share of the result of the joint venture has been included within Exploration and Production with effect from that date. Third quarter 2003 results include profit of $114 million and production of 695 mboe/d from the joint venture. TNK-BP operational and financial information has been estimated.

The three months and nine months ended September 30, 2003 results reflect a trading environment that was more favourable overall than a year ago. For the third quarter the Brent oil price was up $1.47 per barrel; the Henry Hub gas price was up $1.81 per mmbtu; the Global Indicator refining margin was up $2.61 per barrel; however, the Chemicals Indicator Margin was down $11 per tonne. For the nine months, the Brent oil price was $4.24 per barrel higher; the Henry Hub gas price was up $2.71 per mmbtu; the refining Global Indicator Margin was up $2.23 per barrel; and the Chemicals Indicator Margin was up $10 per tonne compared with a year ago.

Turnover for the three months and nine months ended September 30, 2003 was $60,142 million and $180,237 million respectively, compared with $49,054 million and $128,999 million for the equivalent periods in 2002. The increase in turnover for the third quarter and nine months reflects higher oil, natural gas and product prices, higher sales volumes and a weaker US dollar.

Historical cost profit for the three months ended September 30, 2003 was $2,394 million, including inventory holding gains of $84 million and net exceptional gains of $168 million ($172 million before tax) in respect of net gains on the sale of fixed assets and businesses or termination of operations. For the equivalent period of 2002, historical cost profit was $2,840 million, including inventory holding gains of $305 million and net exceptional gains of $1,769 million ($1,794 million before tax) in respect of net gains on the sale of fixed assets and businesses or termination of operations.

Historical cost profit for the nine months ended September 30, 2003 was $8,295 million, after inventory holding losses of $68 million and including net exceptional gains of $639 million ($846 million before tax) in respect of net gains on the sale of fixed assets and businesses or termination of operations. For the equivalent period of 2002, historical cost profit was $6,194 million, including inventory holding gains of $1,278 million and net exceptional gains of $1,915 million ($2,061 million before tax) in respect of net gains on the sale of fixed assets and businesses or termination of operations.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Performance  of  operating   segments  is  evaluated  by  management   based  on
replacement cost operating profit or loss.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $2,142 million and $7,724 million for the three months and nine months ended September 30, 2003 respectively, compared with $766 million and $3,001 million for the equivalent periods of 2002.

Replacement cost profit before exceptional items for the three months ended September 30, 2003 includes charges of $369 million resulting from new and a reassessment of our existing environmental remediation provisions and ongoing Veba integration costs of $72 million in Refining and Marketing, charges of $43 million comprising a provision to cover future rental payments on surplus property and charges resulting from a reassessment of environmental remediation provisions in Petrochemicals; and charges of $122 million resulting from new and a reassessment of our existing environmental remediation provisions in Other businesses and corporate. Replacement cost profit before exceptional items for the three months ended September 30, 2002 included impairment charges of $1,091 million and restructuring charges of $17 million in Exploration and Production; Veba and other European integration costs of $54 million, settlement costs associated with a pre-acquisition ARCO US MTBE supply contract of $22 million and costs of $7 million related to an Olympic pipeline incident in Refining and Marketing; a $140 million asset writedown in Petrochemicals; and a $125 million provision to cover future rental payments on surplus leasehold office accommodation in Other businesses and corporate.

Replacement cost profit before exceptional items for the nine months ended September 30, 2003 included an impairment charge of $108 million related to the Kepadong field in Indonesia, an impairment charge of $103 million related to the Yacheng field in China, charges of $102 million in respect of our restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea in Exploration and Production; a charge of $369 million resulting from new and a reassessment of our existing environmental remediation provisions and Veba integration costs of $131 million in Refining and Marketing; charges of $38 million comprising a provision to cover future rental payments on surplus property, a charge resulting from a reassessment of environmental remediation provisions and a credit resulting from a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals; charges of $122 million resulting from new and a reassessment of our existing environmental remediation provisions in Other businesses and corporate; and a $130 million credit related to tax restructuring benefits. Replacement cost profit before exceptional items for the nine months ended September 30, 2002 included impairment charges of $1,091 million, restructuring charges of $179 million and litigation costs of $55 million in Exploration and Production; a credit of $184 million for business interruption insurance proceeds, $103 million Veba and other European integration costs, costs of $54 million related to a pipeline incident and settlement costs associated with a pre-acquisition ARCO US MTBE supply contract of $22 million in Refining and Marketing; a $140 million asset write-down and restructuring charges and Solvay and Erdolchemie integration costs of $75 million in Petrochemicals; a $125 million provision to cover future rental payments on surplus leasehold office accommodation in Other businesses and corporate; and a $355 million adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate.

The increase in replacement cost profit before exceptional items for the three months and nine months ended September 30, 2003 reflects higher average liquids and natural gas realizations, improvement in refining margins and higher marketing margins, particularly retail margins in the USA and Europe. In addition to these factors, the third quarter result also reflected some offset from weaker petrochemicals margins. Improved operating performance generated additional income for the quarter and nine months. Excluding charges for impairment, non-cash costs were higher in both periods due to higher depreciation from new projects coming onstream.

Interest expense for the three months and nine months ended September 30, 2003 was $213 million and $624 million respectively, compared with $300 million and $947 million in the same periods of 2002. The reductions in both periods reflect lower average debt and lower interest rates.

Net taxation, other than production taxes, charged for the three months and nine months ended September 30, 2003 was $1,450 million and $5,023 million compared with $713 million and $3,217 million in the equivalent periods last year. The tax charge has increased broadly in line with higher profits in 2003. The tax on exceptional items was $4 million and $207 million for the third quarter and nine months respectively, compared with $25 million and $146 million for the equivalent periods in 2002. The effective tax rate on replacement cost profit before exceptional items was 40% and 38% for the three months and nine months ended September 30, 2003, compared with 47% and 50% for the equivalent periods in 2002. The reduction in the third quarter and nine month rate reflects the rateably lower impact of goodwill amortization and the depreciation charge on uplifted asset values (for which no tax deduction is available) on higher income in 2003. The nine month rate reduction additionally reflects the $355 million adjustment to the North Sea deferred tax provision for the supplementary UK corporation tax in the second quarter of 2002. The effective tax rate on historical cost profit was 37% for both the three months and nine months ended September 30, 2003, compared with 20% and 34% for the three months and nine months in 2002 respectively. The lower rate in the three months and nine months ended September 30, 2002 was due to the non-taxable gain on the sale of our interest in Ruhrgas and the impact of non-taxable inventory holding gains.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Capital expenditure and acquisitions in the third quarter and nine months of 2003 was $9.2billion and $15.4 billion respectively, including $5.9 billion for the acquisition of our investment in the TNK-BP joint venture in the third quarter. Capital expenditure and acquisitions for the third quarter and nine months of 2002 was $3.2 billion and $15.0 billion respectively, including $5.0 billion for the acquisition of Veba in the first half. Excluding acquisitions, capital expenditure for the three months and nine months ended September, 30, 2003 was $3.3billion and $9.4billion respectively, compared with $3.2billion and $9.3billion in the equivalent periods of 2002. Disposal proceeds in the third quarter and nine months of 2003 were $0.9billion and $5.0billion respectively. Disposal proceeds in the third quarter of 2002 were $2.9billion, including $2.3billion from the sale of our investment in Ruhrgas, and $5.8billion in the nine months.

Net cash outflow for the three months ended September 30, 2003 was $2.4billion compared with an outflow of $0.5billion for the equivalent period of 2002; higher cash flow from operating activities was more than offset by lower disposal proceeds. Net cash inflow for the nine months ended September 30, 2003 was $3.2billion, compared with an outflow of $1.1billion for the equivalent period of 2002; higher cash flow from operating activities and lower acquisition spending were partly offset by higher tax payments and lower disposal proceeds. Net cash inflow from operating activities was $4.9billion and $18.2billion for the three months and nine months ended September 30, 2003, compared with $4.4billion and $13.1billion in the equivalent periods in 2002. The increase for the quarter reflected higher profit, higher depreciation and a higher net charge for provisions partly offset by a higher requirement for working capital. The increase for the nine months was largely due to higher profit and a higher net charge for provisions.

Net debt at September 30, 2003 was $18.5billion. The ratio of net debt to net debt plus equity was 20% at September 30, 2003 compared with 22% at December 31, 2002. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and petrochemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group's results of operations or financial condition.

The return on average capital employed on a historical cost basis was 11% for the third quarter of 2003 compared with 13% for the same period in 2002. Return on average capital employed is the ratio of profit including minority shareholders' interest and excluding post-tax interest on finance debt to average capital employed for the period. Capital employed is the total of BP shareholders' interest, minority shareholders' interest and finance debt. Management believes this performance measure is useful as an indication of capital productivity over the long term. For the nine months ended September 30, 2003 the return on average capital employed was 12% compared with 10% in 2002. The return on average capital employed on a replacement cost basis for the three months ended September 30, 2003 was 10% compared with 4% for the equivalent period of 2002. For the nine months ended September 30, 2003 the return was 12% compared with 5% in 2002. A reconciliation of return on average capital employed on a replacement cost basis to return on average capital employed on a historical cost basis is included on page 65 of this report.

BP announced a third quarterly dividend for 2003 of 6.50 cents per ordinary share. Holders of ordinary shares will receive 3.857 pence per share and holders of American Depositary Receipts (ADRs) $0.39 per ADS. The dividend is payable on December 8, 2003 to shareholders on the register on November 14, 2003. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares, also on December 8, 2003. The Company did not repurchase any of its own shares during the quarter. During the nine months, 299 million shares were repurchased and cancelled at a cost of $2 billion.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                               Three months ended          Nine months ended
                                                                  September 30                September 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2003           2002        2003            2002
                                                            ----------------------     -----------------------
   Turnover                                      - $m         7,310          6,220      23,811          18,397
   Reconciliation of historical cost and
     replacement cost operating profit
   Total historical cost operating profit        - $m         3,520          1,575      11,002           5,963
   Inventory holding (gains) losses              - $m             -             (3)         (3)             (5)
                                                             ------         ------      ------          ------
   Total replacement cost operating profit       - $m         3,520          1,572      10,999           5,958
                                                             ======         ======      ======          ======
   Results include:
   Exploration expense                           - $m           136            119         349             465
   Of which: Exploration expenditure written off - $m            75             55         168             261

   Key Statistics:
   Crude oil                Average prices
   realized by BP                                - $/bbl      27.72          26.01       28.25           23.35
                            Production           - mb/d       1,852          1,736       1,798           1,766
   Natural gas liquids      Average prices
   realized by BP                                - $/bbl      19.39          13.15       18.96           12.23
                            Production           - mb/d         202            247         211             242
   Total liquids(a)         Average prices
   realized by BP                                - $/bbl      26.79          24.40       27.24           21.99
                            Production           - mb/d       2,054          1,983       2,009           2,008
   Natural gas              Average prices
   realized by BP                                - $/mcf       3.08           2.25        3.46            2.32
                            Production           - mmcf/d     8,401          8,482       8,617           8,631
   Total hydrocarbons(b)(c) Average prices
   realized by BP                                - $/boe      22.58          19.27       23.88           18.17
                            Production           - mboe/d     3,502          3,445       3,495           3,496
   Brent oil price                               - $/bbl      28.38          26.91       28.64           24.40
   West Texas Intermediate oil price             - $/bbl      30.19          28.26       31.08           25.40
   Alaska North Slope US West Coast              - $/bbl      28.83          27.26       29.69           24.06
   Henry Hub gas price (d)                       - $/mmbtu     4.97           3.16        5.65            2.94
   UK Gas - National Balancing Point             - p/therm    15.08          12.74       17.92           14.53

---------------

(a)  Crude oil and natural gas liquids.

(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(c)  Includes 249 mboe/d production from TNK-BP.

(d)  Henry Hub First of the Month Index.

Turnover for the three months and nine months ended September 30, 2003 was $7,310 million and $23,811 million respectively compared with $6,220 million and $18,397 million in the corresponding periods in 2002, primarily reflecting higher liquids and natural gas realizations.

Historical cost operating profit for the three months ended September 30, 2003 was $3,520 million; there were no inventory holding gains or losses for the period. For the equivalent period in 2002 there was a profit of $1,575 million including inventory holding gains of $3 million. Historical cost operating profit for the nine months ended September 30, 2003 was $11,002 million including inventory holding gains of $3 million; for the equivalent period in 2002 there was a profit of $5,963 million including inventory holding gains of $5 million.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

EXPLORATION AND PRODUCTION (concluded)

Replacement cost operating profit for the three months and nine months ended September 30, 2003 was $3,520 million and $10,999 million respectively, compared with $1,572 million and $5,958 million for the equivalent periods in 2002.

The results for the first nine months of 2003 include an impairment charge of $108 million relating to the Kepadong field in Indonesia, an impairment charge of $103 million relating to the Yacheng field in China, charges of $102 million in respect of restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea. The results for the third quarter of 2002 include impairment charges of $1,091 million relating to the impairments of Shearwater in the North Sea, Rhourde El Baguel in Algeria, LL652 and Boqueron in Venezuela, Pagerungan in Indonesia and Badami in Alaska, and restructuring charges of $17 million; in addition to these items the results for the nine months 2002 include further restructuring charges of $162 million and litigation costs of $55 million.

The results for the third quarter of 2003 reflect higher realizations, with liquids up $2.39/bbl and natural gas up $0.83/mcf on a year ago. North American basin differentials to the Henry Hub marker price continued to narrow over the quarter following the opening of pipeline expansion routes. The results for the three months ended September 30, 2003 include income of $15 million reflecting a lower provision for Unrealized Profit in Stock (UPIS), which removes the upstream margin from downstream inventories. This compares with a charge of $64 million in the third quarter of last year.

The results for the nine months ended September 30, 2003 reflected the impact of significantly higher oil and gas prices and a reduction in exploration write-offs partly offset by the impact of divestments and higher depreciation excluding impairment charges.

Production for the third quarter was up by more than one and a half per cent at 3,502 mboe/d compared with a year ago. This reflects the net impact of the inclusion of incremental production volumes of 208 mboe/d from TNK-BP offset by a reduction of 179 mboe/d from divestments. Other factors include strong growth in Trinidad and decline in our mature areas. Total production for the nine months at 3,495 mboe/d was in line with a year ago.

Significant progress was made during the quarter toward completion of projects in our new profit centres. The Kapok field in Trinidad started commercial production in July. In preparation for start-up, the Na Kika tension leg platform has arrived on location in the Gulf of Mexico and the Xikomba Floating Production Storage and Offloading vessel is on location in Angola. The Holstein Spar has sailed from the fabrication yard in Finland and the Kizomba A tension leg platform has arrived in Angola. In Azerbaijan, construction is well advanced on our Azeri project and the BTC pipeline is on track for start-up in early 2005.

We are nearing the end of the 2003 programme of high-grading our portfolio with the completion of previously announced divestments in China and the Lower 48 states in the USA and the sale of 49% of our In Amenas gas project in Algeria.

On 29 August we completed the creation of our joint venture TNK-BP. This sees the establishment of the third largest integrated oil company in Russia in which we have a 50% interest. That transaction did not include Alfa Group and Access Renova's (AAR) interests in Slavneft or BP's interest in Sakhalin. We have agreed to invest a further $1.35 billion to expand TNK-BP to include AAR's 50% interest in Slavneft; we now expect to complete this transaction by year-end. The TNK-BP result included for the period 29 August to 30 September benefited from favourable price conditions in Russia, and production was robust.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

                                                          Three months ended          Nine months ended
                                                             September 30                September 30
                                                             (Unaudited)                 (Unaudited)
                                                          2003           2002        2003            2002
                                                       ----------------------     -----------------------
   Turnover                                 - $m        15,904          9,313      48,777          25,316
   Reconciliation of historical cost and
     replacement cost operating profit
   Total historical cost operating profit   - $m            91             59         343             292
   Inventory holding (gains) losses         - $m             7             (2)         52             (10)
                                                        ------         ------      ------          ------
   Total replacement cost operating profit  - $m            98             57         395             282
                                                        ======         ======      ======          ======

Turnover for the three months and nine months ended September 30, 2003 was $15,904 million and $48,777 million respectively compared with $9,313 million and $25,316 million in the same periods in 2002. The increase for the quarter and nine months reflects higher natural gas prices and sales volumes.

Historical cost operating profit for the three months ended September 30, 2003 was $91 million after inventory holding losses of $7 million; for the equivalent period in 2002 there was a profit of $59 million including inventory holding gains of $2 million. Historical cost operating profit for the nine months ended September 30, 2003 was $343 million after inventory holding losses of $52 million; for the equivalent period in 2002 there was a profit of $292 million including inventory holding gains of $10 million.

Replacement cost operating profit for the three months and nine months ended September 30, 2003 was $98 million and $395 million respectively, compared with $57 million and $282 million for the same periods in 2002.

The results for the third quarter and nine months 2002 include a $30 million impairment charge related to a cogeneration power plant in the UK.

The third quarter and nine month results reflect improvement in marketing and trading, including LNG, partly offset by a lower result for the natural gas liquids business, restructuring charges in the Solar business and the absence of the contribution from Ruhrgas following the sale of our interest last year.

The increased marketing and trading result for the quarter and nine months was driven by higher gas sales volumes in North America and strong performance from the Global LNG business. Third quarter gas sales volumes were up 21%, and equity LNG sales were up 47%. During the quarter, the first delivery of LNG was made to the recently completed LNG import and regasification facility in Bilbao (BP 25%) and the first delivery was made to the facility at Cove Point (operated by Dominion Resources) in the USA, where BP has a contract for capacity access.

The results for the natural gas liquids business for the third quarter and nine months is substantially down on a year ago due to continued high gas prices relative to liquids prices in North America, which has led to lower sales volumes and margins.

The Solar and Renewables result includes a restructuring charge of $45 million as a result of decisions taken during the quarter to improve future profitability. This charge provides for consolidation of manufacturing operations and staff reductions across the business.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

REFINING AND MARKETING

                                                               Three months ended            Nine months ended
                                                                  September 30                 September 30
                                                                  (Unaudited)                   (Unaudited)
                                                               2003           2002         2003              2002
                                                            ----------------------      -------------------------
   Turnover                                      - $m        40,245         35,634      118,629            92,393
   Reconciliation of historical cost and
     replacement cost operating profit
   Total historical cost operating profit        - $m           544            548        1,911             2,158
   Inventory holding (gains) losses              - $m           (89)          (311)          64            (1,250)
                                                             ------         ------      -------           -------
   Total replacement cost operating profit       - $m           455            237         1,975              908
                                                             ======         ======      =======           =======
   Total refined product sales                   - mb/d       6,695          6,911        6,840             6,630
   Refinery throughputs                          - mb/d       3,086          3,154        3,124             3,084
   Refining availability (a)                     - %           96.2           96.5         95.7              96.0
   Global Indicator Refining Margin (b)          - $/bbl       4.59           1.98         4.13              1.90

---------------

(a) Refining availability is the weighted average percentage of the period that refinery units are available for processing, after accounting for downtime such as turnarounds.

(b) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

Turnover for the three months and nine months ended September 30, 2003 was $40,245 million and $118,629 million respectively, compared with $35,634 million and $92,393 million for the same periods in the prior year. The increase in turnover for the third quarter and nine months is principally due to a weaker US dollar, higher product prices and higher overall sales volumes.

Historical cost operating profit for the three months ended September 30, 2003 was $544 million including inventory holding gains of $89 million; for the equivalent period in 2002 there was a profit of $548 million including inventory holding gains of $311 million. Historical cost operating profit for the nine months ended September 30, 2003 was $1,911 million after inventory holding losses of $64 million; for the equivalent period in 2002 there was a profit of $2,158 million including inventory holding gains of $1,250 million.

Replacement cost operating profit for the three months and nine months ended September 30, 2003 was $455 million and $1,975 million respectively, compared with $237 million and $908 million for the corresponding periods of 2002.

The results for the third quarter of 2003 include a $369 million charge resulting from new and a reassessment of our existing environmental remediation provisions, and ongoing Veba integration costs of $72 million. The results for the third quarter of 2002 include Veba and other European integration of costs of $54 million, settlement costs associated with a pre-acquisition ARCO US MTBE supply contract of $22 million, costs related to the Olympic pipeline incident of $7 million and a charge of $80 million in respect of environmental remediation provisions.

The results for the nine months 2003 include a $369 million charge resulting for new and a reassessment of our existing environmental remediation provisions, and Veba integration costs of $131 million. The results for the nine months 2002 include a credit to income for business interruption insurance proceeds of $184 million, mostly offset by Veba and other European integration costs of $103 million, a charge of $80 million in respect of environmental remediation provisions, costs of $54 million related to a pipeline incident and settlement costs associated with a pre-acquisition ARCO US MTBE supply contract of $22 million.

The results for the quarter and nine months reflect improved refining margins and higher marketing margins, particularly retail margins in the USA and Europe, with some offset from higher gas fuel costs. Improved operating performance also contributed to the results in the marketing businesses.

Refining   throughputs   decreased  by  2%,  compared  with  a  year  ago,  with
availability at 96.2%. Marketing volumes were 6% lower than a year ago, as expected, largely due to divestments.

During the quarter, an additional 2,037 sites were reimaged, bringing the total number of sites with the BP Helios to some 14,000 worldwide.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

REFINING AND MARKETING (concluded)

During October, we announced that H&R WASAG has agreed to purchase our European Special Products business, including the Neuhof base oil refinery in Hamburg, Germany. The transaction is subject to a number of approvals and appropriate employee consultation.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

PETROCHEMICALS

                                                           Three months ended          Nine months ended
                                                              September 30                September 30
                                                              (Unaudited)                 (Unaudited)
                                                           2003           2002        2003            2002
                                                         ---------------------      ----------------------
   Turnover                                  - $m         3,798          3,720      11,739           9,946
   Reconciliation of historical cost and
     replacement cost operating profit
   Total historical cost operating profit    - $m            83            121         578             449
   Inventory holding (gains) losses          - $m            (2)            11         (45)            (38)
                                                         ------         ------      ------          ------
   Total replacement cost operating profit   - $m            81            132         533             411
                                                         ======         ======      ======          ======
   Production (a)                            - kte        7,040          6,880      20,790          20,379
   Chemicals Indicator Margin (b)            - $/te         109(c)         120         113(c)          103

---------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses. (c) Provisional. The data for the third quarter is based on two months' actual and one month of provisional data.

Turnover for the three months and nine months ended September 30, 2003 was $3,798 million and $11,739 million respectively, compared with $3,720 million and $9,946 million for the equivalent periods in 2002. The increase in turnover for the third quarter and nine months reflects higher sales volumes and prices as well as the effect of a weaker US dollar.

Historical cost operating profit for the three months ended September 30, 2003 was $83 million including inventory holding gains of $2 million; for the equivalent period in 2002 there was a profit of $121 million after inventory holding losses of $11 million. Historical cost operating profit for the nine months ended September 30, 2003 was $578 million including inventory holding gains of $45 million; for the equivalent period in 2002 there was a profit of $449 million including inventory holding gains of $38 million.

Replacement cost operating profit for the three months and nine months ended September 30, 2003, was $81 million and $533 million respectively, compared with $132 million and $411 million for the equivalent periods in 2002.

The results for the third quarter of 2003 include a $43 million charge comprising a provision to cover future rental payments on surplus property and a charge resulting from a reassessment of our environmental remediation provisions. The results for the third quarter of 2002 include a $140 million write-down of our Indonesian manufacturing assets.

The decrease in third quarter profits compared with the third quarter of 2002 primarily reflects lower margins, with some offset from higher demand. Following a stronger second quarter 2003, petrochemicals margins were much weaker in the third quarter as a result of higher feedstock costs, particularly in Europe. Similar margin pressure occurred in the first quarter.

The results for the nine months 2003 include a $43 million charge comprising a provision to cover future rental payments on surplus property and a charge resulting from a reassessment of our environmental remediation provisions, and a credit of $5 million resulting from a reduction in the provision for costs associated with the closure of polypropylene capacity in the USA. The results for the nine months 2002 include a $140 million asset write-down, costs of $46 million related to major site restructuring and Solvay and Erdolchemie integration and charges of $29 million for restructuring our research and technology facilities.

The nine months results were below those of a year ago. The effect of increased volumes and margins was more than offset by lower income from SARS-affected businesses in Asia, several non-recurring items and portfolio rationalization.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

PETROCHEMICALS (concluded)

Petrochemicals production of 7,040 thousand tonnes in the third quarter was 270 thousand tonnes above the second quarter, reflecting capacity additions and lower turnaround activity. Production for the first nine months was 411 thousand tonnes higher than last year due to Asian PTA and acetic acid capacity additions, the Veba acquisition and growth in market demand.

During the quarter, production commenced at a new world-scale high density polyethylene plant (BP 25%), located in Cedar Bayou, Texas.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                               Three months ended          Nine months ended
                                                                  September 30                September 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2003           2002        2003            2002
                                                             ---------------------     -----------------------
   Turnover                                      - $m           138            108         378             379
   Total historical cost operating (loss)        - $m          (310)          (241)       (609)           (494)

Other businesses and corporate comprises Finance, the group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. The third quarter and nine month 2003 results include a net charge of $122 million resulting from new and a reassessment of our existing environmental remediation provisions. The results for the third quarter and nine months 2002 include a $125 million provision to cover future rental payments on surplus leasehold office accommodation. During October, BP completed the sale of its 50% interest in the Indonesian coal mining company PT Kaltim Prima Coal to PT Bumi Resources for $250 million.

EXCEPTIONAL ITEMS

                                                          Three months ended            Nine months ended
                                                             September 30                 September 30
                                                             (Unaudited)                   (Unaudited)
                                                          2003            2002       2003                2002
                                                       -----------------------    ---------------------------

   Profit (loss) on sale of fixed assets and
   businesses or termination of operations     - $m        172           1,794        846               2,061
   Taxation credit (charge)                    - $m         (4)            (25)      (207)               (146)
                                                       -------          ------     ------              ------
   Exceptional items after taxation            - $m        168           1,769        639               1,915
                                                       =======          ======     ======              ======

Exceptional items for the third quarter of 2003 principally relate to net gains from the sale of various upstream interests.

OUTLOOK

World economic activity has strengthened through the third quarter. The US appears to have grown strongly, in part owing to further policy stimulus. Asia has also shown robust growth, in particular in China, but also in Japan. However, OECD industrial production has been largely flat, and Europe, as a whole, has grown slowly, with the exception of the UK. Further economic growth is expected in the fourth quarter.

Crude oil prices in the third quarter were supported by strong crude demand on the back of high refining margins, the slow recovery in Iraqi exports and lower OPEC-10 production following the quota reductions that became effective in June. Commercial oil inventories remain below normal seasonal levels but a recovery in US crude stocks has resulted in a marked narrowing of the WTI-Brent differential. OPEC has announced a new quota cut, effective November 1. Oil prices have risen by around $5 per barrel since OPEC's September 24 announcement. The future path of oil prices will depend upon the recovery of exports from Iraq and the degree of OPEC's production restraint.

US natural gas prices softened in the third quarter but remained high by historical standards and above residual fuel oil parity. Gas price differentials in the Rockies and San Juan Basin have narrowed significantly following the opening of the Kern River pipeline expansion. High prices throughout 2003 have led to large storage injections through the summer. Gas in storage has reached historical average levels and is expected to be sufficient for the forthcoming winter heating season, assuming normal weather.

Refining margins have started the fourth quarter below the third quarter average but remain above historic average levels, particularly in the USA. The autumn refinery turnaround season is supporting margins at present but OECD commercial product inventories are recovering. Retail margins in the third quarter were below the second quarter levels but continued to be relatively strong, especially in western Europe and western USA. Fourth quarter margins are expected to soften further and revert to more typical levels.

Petrochemical margins in the third quarter fell back from second quarter levels as a result of increases in feedstock costs despite some recovery of demand in Europe. Fourth quarter prospects will be influenced by continued strength in feedstock costs.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded

OUTLOOK (concluded)

Our capital expenditure, excluding acquisitions, was $9.4 billion for the nine months. We now expect full year capital expenditure excluding acquisitions to be slightly below the $14-14.5 billion range indicated previously, due to continuous refinement of our spending programmes. As previously indicated, we expect 2003 to be the peak of our medium term capital spending programme. As a follow-up to the completion of the TNK-BP deal in August, we have agreed to invest a further $1.35 billion to expand TNK-BP to include AAR's 50% interest in Slavneft; we now expect to complete this transaction by year-end. We also expect to make the remaining two-thirds of the $2billion of incremental payments into a number of the Group's pension plans announced in July. We expect gearing to be within our 25-35% target range following these events. In light of these factors, we do not currently plan any share buy-backs during the fourth quarter.

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under 'Group Results' and the statements under 'Outlook', with regard to hydrocarbon production growth, the economic outlook, trends in the trading environment, the timing of acquisitions and divestments, share repurchases, the timing of new projects, oil, gas and petrochemicals margins, refining margins, retail margins, realizations on gas sales, inventory and product stock levels, capacity utilization, capital expenditure trends, gearing, working capital, profitability, results of operations, dividend payments, pension scheme funding, long term purchase commitments and liquidity or financial position are all forward-looking in nature. Forward-looking statements are also identified by such phrases as 'will', 'expects', 'is expected to', 'should', 'may', 'is likely to', 'intends' and 'believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements, future levels of industry product supply, the timing of bringing new fields onstream, demand and pricing, exchange rate fluctuations, operational problems, political stability and economic growth in relevant areas of the world, development and use of new technology, successful partnering, the actions of competitors, the actions of third party suppliers of facilities and services, natural disasters and other changes to business conditions, prolonged adverse weather conditions, wars and acts of terrorism or sabotage, and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Annual Accounts for 2002 and the Annual Report on Form 20-F for 2002 filed with the US Securities and Exchange Commission.

2003 DIVIDENDS

On October 28, 2003, BP p.l.c.  announced a third quarterly dividend for 2003 of
6.50 cents per ordinary share of 25 cents (ordinary shares), representing $0.39 per American Depositary Share (ADS) amounting to $1,438 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares is November 14, 2003, with payment to be made on December 8, 2003.

Under the former US-UK Income Tax Treaty, dividends paid to qualifying ADS holders entitled them to a refund of a deemed UK tax credit equal to 1/9th of the announced dividend. This credit was exactly offset by an amount deemed by the former US-UK Income Tax Treaty to be a UK withholding tax. The net effect for ADS holders was a cash payment equal to the amount of the announced dividend, a potential foreign tax credit equal to 1/9th of the announced dividend, and a gross dividend equal to the sum of those two amounts. Under the new US-UK Tax Treaty, this deemed tax credit is no longer available on dividends paid to qualifying ADS shareholders, beginning with the first quarterly dividend for 2003.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on December 8, 2003.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                            Three months ended               Nine months ended
                                                               September 30                     September 30
                                                                (Unaudited)                      (Unaudited)
                                                           2003             2002            2003            2002
                                                       -------------------------        ------------------------
                                                                  ($ million, except per share amounts)


Turnover - Note 2                                        61,056           49,423         181,913         130,051
Less: joint ventures                                        914              369           1,676           1,052
                                                       --------         --------        --------        --------
Group turnover                                           60,142           49,054         180,237         128,999

Cost of sales                                            52,335           43,632         156,223         111,365
Production taxes - Note 3                                   416              350           1,302             912
                                                       --------         --------        --------        --------
Gross profit                                              7,391            5,072          22,712          16,722
Distribution and administration expenses                  3,908            3,214          10,558           9,028
Exploration expense - Note 4                                136              119             349             465
                                                       --------         --------        --------        --------
                                                          3,347            1,739          11,805           7,229
Other income                                                148              151             476             423
                                                       --------         --------        --------        --------
Group operating profit                                    3,495            1,890          12,281           7,652
Share of profits of joint ventures                          300              105             522             260
Share of profits of associated undertakings                 133               67             422             456
                                                       --------         --------        --------        --------
Total operating profit                                    3,928            2,062          13,225           8,368
Profit (loss) on sale of fixed assets and
businesses                                                  172            1,794             846           2,061
or termination of operations - Note 5
                                                       --------         --------        --------        --------
Profit before interest and tax                            4,100            3,856          14,071          10,429
Interest expense - Note 6                                   213              300             624             947
                                                       --------         --------        --------        --------
Profit before taxation                                    3,887            3,556          13,447           9,482
Taxation - Note 7                                         1,450              713           5,023           3,217
                                                       --------         --------        --------        --------
Profit  after taxation                                    2,437            2,843           8,424           6,265
Minority shareholders' interest                              43                3             129              71
                                                       --------         --------        --------        --------
Profit for the period (a)                                 2,394            2,840           8,295           6,194
                                                       ========         ========        ========        ========
Earnings per ordinary share - cents (a)
     Basic                                                10.85            12.67           37.37           27.63
     Diluted                                              10.74            12.61           37.18           27.49
                                                       --------         --------        --------        --------
Earnings per American Depositary Share - cents (a)
     Basic                                                65.10            76.02          224.22          165.78
     Diluted                                              64.44            75.66          223.08          164.94
                                                     ----------       ----------      ----------      ----------

Average number of outstanding ordinary
shares (thousand)                                    22,092,365       22,408,297      22,193,403      22,412,655
                                                     ==========       ==========      ==========      ==========

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                     September 30, 2003                       December 31, 2002
                                                       (Unaudited)
                                                   --------------------                   ---------------------
                                                                           ($ million)
Fixed assets
   Intangible assets                                             13,631                                  15,566
   Tangible assets                                               88,930                                  87,682
   Investments                                                   16,935                                  10,811
                                                               --------                                --------
                                                                119,496                                 114,059
Current assets
   Inventories                                      10,868                                   10,181
   Receivables                                      38,243                                   33,150
   Investments                                         404                                      215
   Cash at bank and in hand                          1,091                                    1,520
                                                  --------                                 --------
                                                    50,606                                   45,066
                                                  --------                                 --------

Current liabilities - falling due within one year
   Finance debt                                      6,811                                   10,086
   Accounts payable and accrued liabilities         41,191                                   36,215
                                                  --------                                 --------
                                                    48,002                                   46,301
                                                  --------                                 --------

Net current assets (liabilities)                                  2,604                                  (1,235)
                                                               --------                                --------
Total assets less current liabilities                           122,100                                 112,824

Noncurrent liabilities
   Finance debt                                     13,159                                   11,922
   Accounts payable and accrued liabilities          5,778                                    3,455
   Provisions for liabilities and charges
      Deferred tax                                  14,282                                   13,514
      Other                                         14,525                                   13,886
                                                  --------                                 --------
                                                                 47,744                                  42,777
                                                               --------                                --------
Net assets                                                       74,356                                  70,047
Minority shareholders' interest - equity                          1,074                                     638
                                                               --------                                --------

BP shareholders' interest (a) - Note 10                          73,282                                  69,409
                                                               ========                                ========

Represented by:
Capital shares
   Preference                                                        21                                      21
   Ordinary                                                       5,527                                   5,595
Paid-in surplus                                                   4,423                                   4,243
Merger reserve                                                   27,060                                  27,033
Retained earnings                                                36,105                                  32,344
Other reserves                                                      146                                     173
                                                               --------                                --------
                                                                 73,282                                  69,409
                                                               ========                                ========

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              Three months ended            Nine months ended
                                                                  September 30                 September 30
                                                                  (Unaudited)                   (Unaudited)
                                                               2003           2002          2003            2002
                                                            ----------------------       -----------------------
                                                                                 ($ million)
Net cash inflow from operating activities                     4,891          4,376        18,198          13,145
                                                            -------        -------       -------         -------
Dividends from joint ventures                                    39             30            80             129
                                                            -------        -------       -------         -------
Dividends from associated undertakings                           65             96           297             303
                                                            -------        -------       -------         -------
Servicing of finance and returns on investments
Interest received                                                41             63           124             168
Interest paid                                                  (163)          (218)         (816)           (869)
Dividends received                                               26              4            74              64
Dividends paid to minority shareholders                          (4)           (13)          (17)            (29)
                                                            -------        -------       -------         -------
Net cash outflow from servicing of finance
and returns on investments                                     (100)          (164)         (635)           (666)
                                                            -------        -------       -------         -------

Taxation
UK corporation tax                                             (264)          (206)         (856)           (560)
Overseas tax                                                   (539)          (455)       (2,432)         (1,473)
                                                            -------        -------       -------         -------
Tax paid                                                       (803)          (661)       (3,288)         (2,033)
                                                            -------        -------       -------         -------

Capital expenditure and financial investment
Payments for fixed assets                                    (3,063)        (2,980)       (8,700)         (8,572)
Proceeds from the sale of fixed assets                          874            488         4,843           1,744
                                                            -------        -------       -------         -------
Net cash outflow for capital expenditure and
financial investment                                         (2,189)        (2,492)       (3,857)         (6,828)
                                                            -------        -------       -------         -------

Acquisitions and disposals
Investments in associated undertakings                         (243)          (125)         (760)           (756)
Proceeds from the sale of investment in Ruhrgas                   -          2,338             -           2,338
Acquisitions, net of cash acquired                              (28)        (2,607)         (178)         (4,296)
Acquisition of investment in TNK-BP joint venture            (2,625)             -        (2,625)              -
Net investment in joint ventures                                  -            (23)          (16)           (137)
Proceeds from the sale of businesses                              -             55           179           1,670
                                                            -------        -------       -------         -------
Net cash (outflow) inflow for acquisitions
and disposals                                                (2,896)          (362)       (3,400)         (1,181)
                                                            -------        -------       -------         -------

Equity dividends paid                                        (1,433)        (1,346)       (4,216)         (3,924)
                                                            -------        -------       -------         -------

Net cash inflow (outflow)                                    (2,426)          (523)        3,179          (1,055)
                                                            =======        =======       =======         =======

Financing                                                    (1,471)          (219)        3,477            (485)
Management of liquid resources                                   76            (32)          182            (164)
Increase (decrease) in cash                                  (1,031)          (272)         (480)           (406)
                                                            -------        -------       -------         -------
                                                             (2,426)          (523)        3,179          (1,055)
                                                            =======        =======       =======         =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - concluded


                                                               Three months ended           Nine months ended
                                                                   September 30                 September 30
                                                                   (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                            ----------------------      -----------------------
                                                                                 ($ million)

Reconciliation of historical cost profit before interest and tax to net cash inflow from operating activities

Profit before interest and tax                                4,100          3,856       14,071          10,429

Depreciation and amounts provided                             2,485          3,506        7,847           7,886

Exploration expenditure written off                              75             55          168             261
Share of profits of joint ventures and associated
undertakings                                                   (433)          (172)        (944)           (716)

Interest and other income                                       (72)           (62)        (220)           (243)
(Profit) loss on sale of fixed assets and businesses           (172)        (1,796)        (846)         (2,061)

Charge for provisions                                           765            332        1,171             826

Utilization of provisions                                      (278)          (392)        (822)         (1,003)

Decrease (increase) in inventories                           (1,048)          (155)        (479)         (1,458)

Decrease (increase) in debtors                                 (638)          (379)      (4,321)         (2,403)
(Decrease) increase in creditors                                107           (417)       2,573           1,627
                                                            -------        -------      -------         -------
Net cash inflow from operating activities                     4,891          4,376       18,198          13,145
                                                            =======        =======      =======         =======

Financing

Long-term borrowing                                          (1,433)          (558)      (2,656)         (3,056)

Repayments of long-term borrowing                             1,774            567        2,784           1,464

Short-term borrowing                                         (1,924)        (1,627)      (2,968)         (5,879)

Repayments of short-term borrowing                              143            704        4,430           6,414
                                                            -------        -------      -------         -------
                                                             (1,440)          (914)       1,590          (1,057)

Issue of ordinary share capital                                 (31)           (55)        (112)           (178)

Repurchase of ordinary share capital                              -            750        1,999             750
                                                            -------        -------      -------         -------
Net cash outflow (inflow) from financing                     (1,471)          (219)       3,477            (485)
                                                            =======        =======      =======         =======
---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2002 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                                                      Three months ended             Nine months ended
                                                         September 30                   September 30
                                                          (Unaudited)                    (Unaudited)
                                                     2003             2002          2003             2002
                                                  ------------------------       ------------------------
                                                                        ($ million)
2.   Turnover
     By business
     Exploration and Production                     7,310            6,220        23,811           18,397
     Gas, Power and Renewables                     15,904            9,313        48,777           25,316
     Refining and Marketing                        40,245           35,634      118 ,629           92,393
     Petrochemicals                                 3,798            3,720        11,739            9,946
     Other businesses and corporate                   138              108           378              379
                                                  -------          -------       -------          -------
                                                   67,395           54,995       203,334          146,431
     Less: sales between businesses                 7,253            5,941        23,097           17,432
                                                  -------          -------       -------          -------
     Group excluding joint ventures                60,142           49,054       180,237          128,999
     Share of sales of joint ventures                 914              369         1,676            1,052
                                                  -------          -------       -------          -------
                                                   61,056           49,423       181,913          130,051
                                                  =======          =======       =======          =======

     By geographical area
     Group excluding joint ventures
     UK                                            12,856           12,160        41,739           35,664
     Rest of Europe                                12,181           13,460        37,409           34,798
     USA                                           31,011           22,880        88,093           57,808
     Rest of World                                 12,766            8,537        38,604           23,556
                                                  -------          -------       -------          -------
                                                   68,814           57,037       205,845          151,826
     Less: sales between areas                      8,672            7,983        25,608           22,827
                                                  -------          -------       -------          -------
                                                   60,142           49,054       180,237          128,999
                                                  =======          =======       =======          =======
3.   Production taxes
     UK petroleum revenue tax                          65               92           256              245
     Overseas production taxes                        351              258         1,046              667
                                                  -------          -------       -------          -------
                                                      416              350         1,302              912
                                                  =======          =======       =======          =======
4.   Exploration expense
     Exploration and Production
         UK                                            11               16            16               26
         Rest of Europe                                23                5            32               41
         USA                                           60               53           144              228
         Rest of World                                 42               45           157              170
                                                  -------          -------       -------          -------
                                                      136              119           349              465
                                                  =======          =======       =======          =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                               Three months ended            Nine months ended
                                                                   September 30                 September 30
                                                                   (Unaudited)                   (Unaudited)
                                                              2003            2002           2003           2002
                                                           -------------------------    --------------------------
                                                                                ($ million)
5.   Analysis of exceptional items
     Profit (loss) on sale of fixed assets and
     businesses or termination of operations
     Exploration and Production                                196             (25)           962            407
     Gas, Power and Renewables                                  (2)          1,585              4          1,584
     Refining and Marketing                                    (21)            262           (122)           248
     Petrochemicals                                             13              11             22           (134)
     Other businesses and corporate                            (14)            (39)           (20)           (44)
                                                            ------          ------         ------         ------
     Exceptional items before taxation                         172           1,794            846          2,061
     Taxation charge                                            (4)            (25)          (207)          (146)
                                                            ------          ------         ------         ------
     Exceptional items after taxation                          168           1,769            639          1,915
                                                            ======          ======         ======         ======

6.   Interest expense
     Group interest payable (a)                                178             250            528            778
     Capitalized                                               (53)            (27)          (130)           (67)
                                                            ------          ------         ------         ------
                                                               125             223            398            711
     Joint ventures                                             23              15             53             44
     Associated undertakings                                    11              19             33             64
     Unwinding of discount on provisions                        45              43            131            128
     Unwinding of discount on deferred consideration
     for acquisitions of investment in TNK-BP                    9               -              9              -
                                                            ------          ------         ------         ------
                                                               213             300            624            947
                                                            ======          ======         ======         ======

     (a) Includes charges relating to the
         early redemption of debt                               18               -             21              -

7.   Charge for taxation
     Current                                                 1,528             463          4,515          2,036
     Deferred (a)                                              (78)            250            508          1,181
                                                            ------          ------         ------         ------
                                                             1,450             713          5,023          3,217
                                                            ======          ======         ======         ======
     UK (a)                                                    280             235          1,178          1,070
     Overseas                                                1,170             478          3,845          2,147
                                                            ------          ------         ------         ------
                                                             1,450             713          5,023          3,217
                                                            ======          ======         ======         ======
    (a)  Includes the adjustment to the North Sea
         deferred tax balance for the supplementary
         UK corporation tax of 10%                               -               -              -            355
                                                            ------          ------         ------         ------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8. Business and geographical analysis

                                                            Gas,                                  Other
                                       Exploration         Power     Refining                businesses
By business                                    and           and          and       Petro-          and
                                        Production    Renewables    Marketing    chemicals    corporate    Eliminations     Total
                                      --------------------------------------------------------------------------------------------
                                                                              ($ million)
Three months
ended September 30, 2003
Group turnover
-   third parties                            1,736        15,452       39,138        3,678          138               -    60,142
-   sales between businesses                 5,574           452        1,107          120            -          (7,253)        -
                                      --------------------------------------------------------------------------------------------
                                             7,310        15,904       40,245        3,798          138          (7,253)   60,142
                                      --------------------------------------------------------------------------------------------

Share of sales by joint ventures               675             -          129          110            -               -       914
                                      --------------------------------------------------------------------------------------------
Equity accounted income                        348            (1)          51           29            6               -       433
                                      --------------------------------------------------------------------------------------------

Total operating profit (loss)                3,520            91          544           83         (310)              -     3,928
Exceptional items                              196            (2)         (21)          13          (14)              -       172
                                      --------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                      3,716            89          523           96         (324)              -     4,100
                                      --------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                 8,250            58          659          182           59               -     9,208

Three months
ended September 30, 2002
Group turnover
-   third parties                            1,628         9,218       34,723        3,377          108               -    49,054
-   sales between businesses                 4,592            95          911          343            -          (5,941)        -
                                      --------------------------------------------------------------------------------------------
                                             6,220         9,313       35,634        3,720          108          (5,941)   49,054
                                      --------------------------------------------------------------------------------------------

Share of sales by joint ventures               146             -          135           88            -               -       369
                                      --------------------------------------------------------------------------------------------
Equity accounted income                        174            13           60          (88)          13               -       172
                                      --------------------------------------------------------------------------------------------

Total operating profit (loss)                1,575            59          548          121         (241)              -     2,062
Exceptional items                              (25)        1,585          262           11          (39)              -     1,794
                                      --------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                      1,550         1,644          810          132         (280)              -     3,856
                                      --------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                 2,240           107          605          180           48               -     3,180

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8. Business and geographical analysis - continued


                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                     ------------------------------------------------------------------
                                                                               ($ million)

Three months ended September 30, 2003
Group turnover   -third parties                        9,093     9,977     30,398    10,674                -     60,142
                 -sales between areas                  3,763     2,204        613     2,092           (8,672)         -
                                                     ------------------------------------------------------------------
                                                      12,856    12,181     31,011    12,766           (8,672)    60,142
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          40        70         57       747                -        914
                                                     ------------------------------------------------------------------
Equity accounted income                                   (2)        2         56       377                -        433
                                                     ------------------------------------------------------------------

Total operating profit (loss)                            315       513      1,343     1,757                -      3,928
Exceptional items                                        168       (66)       (38)      108                -        172
                                                     ------------------------------------------------------------------
Profit before interest and tax                           483       447      1,305     1,865                -      4,100
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     377       271      1,403     7,157                -      9,208

Three months ended September 30, 2002
Group turnover   -third parties                        8,316    11,095     22,770     6,873                -     49,054
                 -sales between areas                  3,844     2,365        110     1,664           (7,983)         -
                                                     ------------------------------------------------------------------
                                                      12,160    13,460     22,880     8,537           (7,983)    49,054
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                           3        62         78       226                -        369
                                                     ------------------------------------------------------------------

Equity accounted income                                   (1)       27         62        84                -        172
                                                     ------------------------------------------------------------------

Total operating profit (loss)                            (88)      748        777       625                -      2,062
Exceptional items                                        (18)    1,672        161       (21)               -      1,794
                                                     ------------------------------------------------------------------
Profit before interest and tax                          (106)    2,420        938       604                -      3,856
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     394       353      1,389     1,044                -      3,180

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8. Business and geographical analysis - continued

                                                            Gas,                                  Other
                                       Exploration         Power     Refining                businesses
By business                                    and           and          and       Petro-          and
                                        Production    Renewables    Marketing    chemicals    corporate    Eliminations     Total
                                      --------------------------------------------------------------------------------------------
                                                                              ($ million)
Nine months
ended September 30, 2003
Group turnover
-   third parties                            5,892        47,321      115,303       11,343          378               -   180,237
-   sales between businesses                17,919         1,456        3,326          396            -         (23,097)        -
                                      --------------------------------------------------------------------------------------------
                                            23,811        48,777      118,629       11,739          378         (23,097)  180,237
                                      --------------------------------------------------------------------------------------------

Share of sales by joint ventures             1,024             -          341          311            -               -     1,676
                                      --------------------------------------------------------------------------------------------
Equity accounted income                        743            (4)         125           56           24               -       944
                                      --------------------------------------------------------------------------------------------

Total operating profit (loss)               11,002           343        1,911          578         (609)              -    13,225
Exceptional items                              962             4         (122)          22          (20)              -       846
                                      --------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                     11,964           347        1,789          600         (629)              -    14,071
                                      --------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                12,849           224        1,581          476          278               -    15,408

Nine months
ended September 30, 2002
Group turnover
-   third parties                            4,965        24,347       89,866        9,442          379               -   128,999
-   sales between businesses                13,432           969        2,527          504            -         (17,432)        -
                                      --------------------------------------------------------------------------------------------
                                            18,397        25,316       92,393        9,946          379         (17,432)  128,999
                                      --------------------------------------------------------------------------------------------

Share of sales by joint ventures               378             -          314          360            -               -     1,052
                                      --------------------------------------------------------------------------------------------
Equity accounted income                        426           105          163          (20)          42               -       716
                                      --------------------------------------------------------------------------------------------

Total operating profit (loss)                5,963           292        2,158          449         (494)              -     8,368
Exceptional items                              407         1,584          248         (134)         (44)              -     2,061
                                      --------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                      6,370         1,876        2,406          315         (538)              -    10,429
                                      --------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                 7,126           285        6,707          538          367               -    15,023

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8. Business and geographical analysis - concluded


                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                     ------------------------------------------------------------------
                                                                               ($ million)

Nine months ended September 30, 2003
Group turnover   -third parties                       30,298    30,673     86,530    32,736                -    180,237
                 -sales between areas                 11,441     6,736      1,563     5,868          (25,608)         -
                                                     ------------------------------------------------------------------
                                                      41,739    37,409     88,093    38,604          (25,608)   180,237
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          86       225        144     1,221                -      1,676
                                                     ------------------------------------------------------------------
Equity accounted income                                    1         4        119       820                -        944
                                                     ------------------------------------------------------------------

Total operating profit                                 1,718     1,632      5,319     4,556                -     13,225
Exceptional items                                        693       (97)      (275)      525                -        846
                                                     ------------------------------------------------------------------
Profit before interest and tax                         2,411     1,535      5,044     5,081                -     14,071
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                   1,039       640      4,341     9,388                -     15,408

Nine months ended September 30, 2002
Group turnover   -third parties                       24,900    28,724     56,411    18,964                -    128,999
                 -sales between areas                 10,764     6,074      1,397     4,592          (22,827)         -
                                                     ------------------------------------------------------------------
                                                      35,664    34,798     57,808    23,556          (22,827)   128,999
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                         107       188        181       576                -      1,052
                                                     ------------------------------------------------------------------
Equity accounted income                                   (4)      138        191       391                -        716
                                                     ------------------------------------------------------------------

Total operating profit                                 1,004     1,842      2,737     2,785                -      8,368
Exceptional items                                        (51)    1,637        534       (59)               -      2,061
                                                     ------------------------------------------------------------------
Profit before interest and tax                           953     3,479      3,271     2,726                -     10,429
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                   1,203     6,158      4,387     3,275                -     15,023

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                               Three months ended            Nine months ended
                                                                  September 30                 September 30
                                                                  (Unaudited)                   (Unaudited)
                                                              2003            2002           2003           2002
                                                           -----------------------       -----------------------
                                                                                ($ million)
9.   Analysis of changes in net debt Opening balance
     Finance debt                                           18,594          21,409         22,008         21,417
     Less:   Cash                                            2,115           1,284          1,520          1,358
             Current asset investments                         329             285            215            450
                                                           -------         -------        -------        -------
     Opening net debt                                       16,150          19,840         20,273         19,609
                                                           -------         -------        -------        -------
     Closing balance
     Finance debt                                           19,970          22,276         19,970         22,276
     Less:   Cash                                            1,091           1,005          1,091          1,005
             Current asset investments                         404             285            404            285
                                                           -------         -------        -------        -------
     Closing net debt                                       18,475          20,986         18,475         20,986
                                                           -------         -------        -------        -------
     Decrease (increase) in net debt                        (2,325)         (1,146)         1,798         (1,377)
                                                           =======         =======        =======        =======

     Movement in cash/bank overdrafts                       (1,031)           (272)          (480)          (406)
     Increase (decrease) in current asset investments           76             (32)           182           (164)
     Net cash outflow (inflow) from financing
     (excluding share capital)                              (1,440)           (914)         1,590         (1,057)
     Partnership interests exchanged for BP loan notes           -               -              -          1,135
     Debt transferred to TNK-BP                                 93               -             93              -
     Exchange of Exchangeable Bonds for
     Lukoil American Depositary Shares                           -               -            420              -
     Other movements                                           (31)             13            139             57
     Debt acquired                                             (12)              -            (12)          (999)
                                                           -------         -------        -------        -------
     Movements in net debt before exchange effects          (2,345)         (1,205)         1,932         (1,434)
     Exchange adjustments                                       20              59           (134)            57
                                                           -------         -------        -------        -------
     Decrease (increase) in net debt                        (2,325)         (1,146)         1,798         (1,377)
                                                           =======         =======        =======        =======


10.  Movement in BP shareholders' interest                                                    $ million

     Balance at December 31, 2002                                                               69,409

     Profit for the period                                                                       8,295
     Distribution to shareholders                                                               (4,258)
     Currency translation differences (net of tax)                                               1,723
     Issue of ordinary share capital for employee share schemes                                    112
     Repurchase of ordinary share capital                                                       (1,999)
                                                                                               -------
     Balance at September 30, 2003                                                              73,282
                                                                                               =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


11.  Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                            Three months ended                Nine months ended
                                                               September 30                     September 30
                                                                (Unaudited)                       (Unaudited)
                                                           2003             2002             2003             2002
                                                    ----------------------------      ----------------------------
                                                                           (shares thousand)
     Weighted average number of ordinary shares      22,092,365       22,408,297       22,193,403       22,412,655
     Ordinary shares issuable under employee
     share schemes and as deferred consideration
     for TNK-BP acquisition                             247,416           96,998          138,799          113,159
                                                    -----------      -----------      -----------      -----------
                                                     22,339,781       22,505,295       22,332,202       22,525,814
                                                    ===========      ===========      ===========      ===========

12.  Share-based compensation

     BP accounts for share options granted to employees using the intrinsic-value method. If the fair value of options granted in any particular year is estimated and this value amortized over the vesting period of the options, an indication of the cost of granting options to employees can be made. The fair value of each share option granted has been estimated using a Black-Scholes option pricing model.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, `Accounting for Stock-Based Compensation', to share based employee compensation.

                                                               Three months ended                Nine months ended
                                                                  September 30                      September 30
                                                                   (Unaudited)                      (Unaudited)
                                                              2003             2002            2003             2002
                                                          -------------------------        -------------------------
                                                                                ($ million)
Profit for the period applicable to ordinary shares,
  as reported                                                2,394            2,840           8,295            6,194
Deduct: Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects                   (23)             (21)            (70)             (69)
                                                          --------         --------        --------         --------
Pro forma net income                                         2,371            2,819           8,225            6,125
                                                          ========         ========        ========         ========
                                                                                 (cents)
Earnings per ordinary share
  Basic - as reported                                        10.85            12.67           37.37            27.63
  Basic - pro forma                                          10.73            12.58           37.06            27.32

  Diluted - as reported                                      10.74            12.61           37.18            27.49
  Diluted - pro forma                                        10.61            12.52           36.83            27.19

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13. US generally accepted accounting principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

     (i)  Group consolidation

          Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right, the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP permits these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

          Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, interest expense and taxation of joint ventures and associated undertakings. In addition the Group's share of turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

          UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

          The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

                                                                           Three months ended September 30, 2003
                                                                                       (Unaudited)
                                                                  -----------------------------------------------------
                                                                             As                                 US GAAP
     Increase (decrease) in caption heading                            Reported    Reclassification        Presentation
                                                                  ------------------------------------------------------
                                                                                       ($ million)
     Consolidated statement of income
     Other income                                                           148                 301                 449
     Share of profits of JVs and associated undertakings                    433                (433)                  -
     Exceptional items before taxation                                      172                   -                 172
     Interest expense                                                       213                 (34)                179
     Taxation                                                             1,450                 (98)              1,352
     Profit for the period                                                2,394                   -               2,394


                                                                          Nine months ended September 30, 2003
                                                                                      (Unaudited)
                                                          --------------------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                          --------------------------------------------------------------
                                                                                   ($ million)
     Consolidated statement of income
     Other income                                                           476                 692               1,168
     Share of profits of JVs and associated undertakings                    944                (944)                  -
     Exceptional items before taxation                                      846                   -                 846
     Interest expense                                                       624                 (86)                538
     Taxation                                                             5,023                (166)              4,857
     Profit for the period                                                8,295                   -               8,295

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13. US generally accepted accounting principles - continued

     (i) Group consolidation (concluded)

                                                                         Three months ended September 30, 2002
                                                                                      (Unaudited)
                                                          --------------------------------------------------------------
                                                                             As                                 US GAAP
     Increase (decrease) in caption heading                            Reported    Reclassification        Presentation
                                                          --------------------------------------------------------------
                                                                                      ($ million)
     Consolidated statement of income
     Other income                                                           151                  76                 227
     Share of profits of JVs and associated undertakings                    172                (172)                  -
     Exceptional items before taxation                                    1,794                   2               1,796
     Interest expense                                                       300                 (34)                266
     Taxation                                                               713                 (63)                650
     Profit for the period                                                2,840                   -               2,840


                                                                      Nine months ended September 30, 2002
                                                                                      (Unaudited)
                                                          --------------------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                          --------------------------------------------------------------
                                                                                      ($ million)
     Consolidated statement of income
     Other income                                                          423                 421                 844
     Share of profits of JVs and associated undertakings                   716                (716)                  -
     Exceptional items before taxation                                   2,061                   -               2,061
     Interest expense                                                      947                (108)                839
     Taxation                                                            3,217                (187)              3,030
     Profit for the year                                                 6,194                   -               6,194

     (ii) Exceptional items

          Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     (iii)Deferred taxation/business combinations

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended               Nine months ended
                                                             September 30                     September 30
         Increase (decrease) in caption heading              (Unaudited)                      (Unaudited)
                                                        2003              2002           2003              2002
                                                        ----------------------           ----------------------
                                                                             ($ million)
         Cost of sales                                  (218)              380            931               670
         Taxation                                        219              (321)          (964)             (495)
         Profit for the period                            (1)              (59)            33              (175)
                                                       ======           ======         ======            ======

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
                                                                                  (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Tangible assets                                                                 6,605             7,408
         Deferred taxation                                                               6,664             7,486
         BP shareholders' interest                                                         (59)              (78)
                                                                                        ======            ======

     (iv) Provisions

          UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

          On January 1, 2003 the Group adopted Statement of Financial Accounting Standards No. 143 `Accounting for Asset Retirement Obligations' (SFAS
          143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset.

          The provisions for decommissioning under SFAS 143 are set up on a similar basis to UK GAAP except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (iv) Provisions - continued

          The cumulative effect of adopting SFAS 143 at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $1,002 million. The effect of adoption also included an increase in total assets, as adjusted to accord with US GAAP, of $687 million and a reduction in total liabilities, as adjusted to accord with US GAAP, of $315 million. The effect of adoption on the three months and nine months ended September 30, 2003 was to increase profit for the three month period by $10 million and decrease profit for the nine months period by $97 million, before cumulative effect of accounting changes as adjusted to accord with US GAAP.

          Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended               Nine months ended
                                                             September 30                     September 30
         Increase (decrease) in caption heading              (Unaudited)                      (Unaudited)
                                                        2003              2002           2003              2002
                                                        ----------------------           ----------------------
                                                                             ($ million)
         Cost of sales                                    67                61            125               170
         Interest expense                                (44)              (43)          (127)             (128)
         Taxation                                        (51)               (8)           (51)              (24)
         Profit for the period before cumulative
         effect of accounting changes                     28               (10)            53               (18)
         Cumulative effect of accounting changes           -                 -          1,002                 -
         Profit for the period                            28               (10)         1,055               (18)
                                                       ======           ======         ======            ======

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
                                                                                  (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Tangible assets                                                                (683)            (1,297)
         Provisions                                                                     (525)               412
         Deferred taxation                                                               (58)              (621)
         BP shareholders' interest                                                      (100)            (1,088)
                                                                                        ======            ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (iv)Provisions (concluded)

          The following pro forma data summarize the results of operations assuming SFAS 143 was applied retroactively with effect from January 1, 2002 for the three and nine months ended September 30, 2003 and 2002.

                                                          Three months ended               Nine months ended
                                                             September 30                     September 30
                                                              (Unaudited)                      (Unaudited)
                                                        2003              2002           2003              2002
                                                        ----------------------           ----------------------
                                                                             ($ million)
         Profit for the period applicable to ordinary
           shares as adjusted to accord with US GAAP
              As reported                              2,770             3,079          9,770             7,564
              Pro forma                                2,770             3,154          9,770             7,684

         Per ordinary share - cents
              Basic - as reported                      12.55             13.73          44.02             33.74
              Basic - pro forma                        12.55             14.07          44.02             34.28

              Diluted - as reported                    12.38             13.67          43.74             33.57
              Diluted - pro forma                      12.38             14.01          43.74             34.11

         Per American Depositary Share - cents
              Basic - as reported                      75.30             82.38         264.12            202.44
              Basic - pro forma                        75.30             84.42         264.12            205.68

              Diluted - as reported                    74.28             82.02         262.44            201.42
              Diluted - pro forma                      74.28             84.06         262.44            204.66

          The pro forma asset retirement obligation at January 1, 2002 and December 31, 2002, assuming SFAS 143 was applied retroactively with effect from January 1, 2002, amounts to $3,268 million and $3,469 million, respectively.

     (v)  Sale and leaseback

          The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction. The remaining interest in this building was sold in January 2003.

          Provisions were recognized under UK GAAP in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP. Following the disposal of the building a provision has now been recognized for US GAAP.

          Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit was not recognized immediately but amortized over the term of the operating lease.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (v)  Sale and leaseback (concluded)

          The adjustments to profit for the period and BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended               Nine months ended
                                                             September 30                     September 30
         Increase (decrease) in caption heading              (Unaudited)                      (Unaudited)
                                                        2003              2002           2003              2002
                                                        ----------------------           ----------------------
                                                                             ($ million)
         Cost of sales                                   (23)              (51)          (135)              (44)
         Taxation                                          7                18             46                16
         Profit for the period                            16                33             89                28
                                                       ======           ======         ======            ======

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
                                                                                  (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Tangible assets                                                                     -               161
         Other accounts payable and accrued liabilities                                     25                27
         Provisions                                                                          2              (117)
         Finance debt                                                                        -               413
         Deferred taxation                                                                 (10)              (56)
         BP shareholders' interest                                                         (17)             (106)
                                                                                        ======            ======

     (vi) Goodwill and intangible assets

          Various differences in the basis for determining goodwill between UK and US GAAP result in goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

          On January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 142 `Goodwill and Other Intangible Assets' (SFAS 142) for US GAAP reporting. This standard eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life continue to be amortized over their estimated useful lives. Amortization of goodwill charged to income under UK GAAP has been reversed for US GAAP.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended               Nine months ended
                                                             September 30                     September 30
         Increase (decrease) in caption heading              (Unaudited)                      (Unaudited)
                                                        2003              2002           2003              2002
                                                        ----------------------           ----------------------
                                                                             ($ million)
         Cost of sales                                   (342)            (334)        (1,027)             (977)
         Profit for the period                            342              334          1,027               977
                                                       ======           ======         ======            ======

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
                                                                                  (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Intangible assets                                                                 968               (84)
         BP shareholders' interest                                                         968               (84)
                                                                                        ======            ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     (vi) Goodwill and intangible assets (concluded)

          Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the nine months ended September 30, 2003 are shown below.

                                                   Exploration                         Other
                                                   expenditure       Goodwill    intangibles          Total
                                                 -----------------------------------------------------------
                                                                        ($ million)
         Net book amount
         At January 1, 2003                             4,944          10,354            488         15,786
         Amortization expense                            (169)              -            (60)          (229)
         Other movements                                 (623)            (90)            44           (669)
                                                 -----------------------------------------------------------
         At September 30, 2003                          4,152          10,264            472         14,888
                                                 ===========================================================

          Amortization expense relating to other intangibles is expected to be in the range $100-$200 million in each of the succeeding five years.

          During the second quarter of 2003 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

    (vii) Derivative financial instruments and hedging activities

          SFAS 133 `Accounting for Derivative Instruments and Hedging Activities' requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

          In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

          All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

          The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for certain of these contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. Under US GAAP, these contracts are marked-to-market.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

     13.  US generally accepted accounting principles - continued

    (vii) Derivative financial instruments and hedging activities (concluded)

          In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus which rescinded EITF Issue No. 98-10, 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities' (EITF 98-10). As a result of this consensus, all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) and trading inventories that are accounted for at fair value pursuant to EITF 98-10 are no longer accounted for at fair value upon application of the consensus. Rather, such contracts are accounted for as executory contracts on an accruals basis.

          The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

          For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

          The cumulative effect of adopting the consensus at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $50 million.

          Also in October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with regards to EITF Issue No. 02-3, `Issues Involved in Accounting for Contracts Under EITF Issue No. 98-10 "Accounting for Contracts Involved in Energy Trading and Risk
          Management Activities"' (EITF 02-3). Under this consensus trading inventories are recorded on the balance sheet at historical cost. The Group marks trading inventories to market at the balance sheet date. Thus a UK/US GAAP difference arises which impacts both profit for the year and BP shareholders' interest due to the difference in inventory valuations.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended               Nine months ended
                                                             September 30                     September 30
         Increase (decrease) in caption heading              (Unaudited)                      (Unaudited)
                                                        2003              2002           2003              2002
                                                        ----------------------           ----------------------
                                                                             ($ million)
         Cost of sales                                    17                71           (418)             (896)
         Taxation                                         (7)              (14)           145               332
         Profit for the period before cumulative
         effect  of accounting changes                   (10)              (57)           273               564
         Cumulative effect of accounting changes           -                 -             50                 -
         Profit for the period                           (10)              (57)           323               564
                                                       ======           ======         ======            ======

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
                                                                                  (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Inventories                                                                      (33)             (209)
         Accounts payable and accrued liabilities                                        (332)              (13)
         Deferred taxation                                                                111               (61)
         BP shareholders' interest                                                        188              (135)
                                                                                        ======            ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

  (viii) Gain arising on asset exchange

          For UK GAAP the transaction with Solvay in the fourth quarter of 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition at fair value which gave rise to a gain on disposal.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended               Nine months ended
                                                             September 30                     September 30
         Increase (decrease) in caption heading              (Unaudited)                      (Unaudited)
                                                        2003              2002           2003              2002
                                                        ----------------------           ----------------------
                                                                             ($ million)
        Cost of sales                                      6                 6             17                21
        Taxation                                          (2)               (2)            (6)               (7)
        Profit for the period                             (4)               (4)           (11)              (14)
                                                      ======            ======         ======            ======

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
                                                                                  (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Intangibles assets                                                                155               167
         Accounts payable and accrued liabilities                                          (49)              (52)
         Deferred taxation                                                                  71                77
         BP shareholders' interest                                                         133               142
                                                                                        ======            ======

     (ix) Ordinary shares held for future awards to employees

          Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets - investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
         Increase (decrease) in caption heading                                   (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Fixed assets - Investments                                                        (58)             (159)
         BP shareholders' interest                                                         (58)             (159)
                                                                                        ======            ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (x)  Dividends

          Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
         Increase (decrease) in caption heading                                   (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Other accounts payable and accrued liabilities                                 (1,438)           (1,398)
         BP shareholders' interest                                                       1,438             1,398
                                                                                        ======            ======

     (xi) Investments

          Under UK GAAP certain of the Group's equity investments are reported as either fixed asset or current asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
         Increase (decrease) in caption heading                                   (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Fixed assets - Investments                                                        735                52
         Deferred taxation                                                                 257                18
         BP shareholders' interest                                                         478                34
                                                                                        ======            ======

    (xii) Additional minimum pension liability

          Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

          The adjustments to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                                      At                 At
                                                                                 September 30,      December 31,
                                                                                     2003               2002
         Increase (decrease) in caption heading                                   (Unaudited)
                                                                                 -------------      ------------
                                                                                            ($ million)
         Intangible assets                                                                 137               137
         Other receivables falling due after more than one year                         (1,211)           (1,211)
         Noncurrent liabilities - accounts payable and accrued liabilities               2,459             2,459
         Deferred taxation                                                              (1,247)           (1,247)
         BP shareholders' interest                                                      (2,286)           (2,286)
                                                                                        ======            ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

     Profit for the period                                           Three months ended              Nine months ended
                                                                        September 30                   September 30
                                                                        (Unaudited)                     (Unaudited)
                                                                    2003            2002           2003             2002
                                                                    --------------------      -------------------------
                                                                                        ($ million)
     Profit as reported in the consolidated statement of income    2,394           2,840          8,295            6,194

     Adjustments:
                                                                  ------          ------         ------           ------
     Deferred taxation/business combinations (iii)                    (1)            (59)            33            (175)
     Provisions (iv)                                                  28             (10)            53             (18)
     Sale and leaseback (v)                                           16              33             89              28
     Goodwill (vi)                                                   342             334          1,027             977
     Derivative financial instruments (vii)                          (10)            (57)           273             564
     Gain arising on asset exchange (viii)                            (4)             (4)           (11)            (14)
     Other                                                             5               2             11               8
                                                                  ------          ------         ------           ------
                                                                     376             239          1,475            1,370
                                                                  ------          ------         ------           ------
     Profit for the period as adjusted to accord with US
     GAAP before cumulative effect of accounting changes           2,770           3,079          9,770            7,564
     Cumulative effect of accounting changes:
       Provisions                                                      -               -          1,002                -
       Derivative financial instruments                                -               -             50                -
                                                                  ------          ------         ------           ------
     Profit for the period as adjusted to accord with US GAAP      2,770           3,079         10,822            7,564
                                                                  ======          ======         ======           ======

     Profit for the period as adjusted:
     Per ordinary share - cents
       Basic - before cumulative effect of accounting changes      12.55           13.73          44.02            33.74
       Cumulative effect of accounting changes:
         Provisions                                                    -               -           4.51                -
         Derivative financial instruments                              -               -           0.23                -
                                                                  ------          ------         ------           ------
                                                                   12.55           13.73          48.76            33.74
                                                                  ======          ======         ======           ======
       Diluted - before cumulative effect of accounting changes    12.38           13.67          43.74            33.57
       Cumulative effect of accounting changes:
         Provisions                                                    -               -           4.49                -
         Derivative financial instruments                              -               -           0.22                -
                                                                  ------          ------         ------           ------
                                                                   12.38           13.67          48.45            33.57
                                                                  ======          ======         ======           ======
     Per American Depositary Share - cents (a)
       Basic - before cumulative effect of accounting changes      75.30           82.38         264.12           202.44
       Cumulative effect of accounting changes:
         Provisions                                                    -               -          27.06                -
         Derivative financial instruments                              -               -           1.38                -
                                                                  ------          ------         ------           ------
                                                                   75.30           82.38         292.56           202.44
                                                                  ======          ======         ======           ======
       Diluted - before cumulative effect of accounting changes    74.28           82.02         262.44           201.42
       Cumulative effect of accounting changes:
         Provisions                                                    -               -          26.94                -
         Derivative financial instruments                              -               -           1.32                -
                                                                  ------          ------         ------           ------
                                                                   74.28           82.02         290.70           201.42
                                                                  ======          ======         ======           ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued


                                                                         At
     BP shareholders' interest                                   September 30, 2003                 At
                                                                     (Unaudited)            December 31, 2002
                                                                 --------------------------------------------
                                                                                 ($ million)
     BP shareholders' interest as reported
     in the consolidated balance sheet                                 73,282                    69,409
                                                                      -------                   -------
     Adjustments:
       Deferred taxation/business combinations (iii)                      (59)                      (78)
       Provisions (iv)                                                   (100)                   (1,088)
       Sale and leaseback (v)                                             (17)                     (106)
       Goodwill (vi)                                                      968                       (84)
       Derivative financial instruments (vii)                             188                      (135)
       Gain arising on asset exchange (viii)                              133                       142
       Ordinary shares held for future awards to employees (ix)           (58)                     (159)
       Dividends (x)                                                    1,438                     1,398
       Investments (xi)                                                   478                        34
       Additional minimum pension liability (xii)                      (2,286)                   (2,286)
       Other                                                              (44)                      (48)
                                                                      -------                    -------
                                                                          641                    (2,410)
                                                                      -------                    -------
     BP shareholders' interest as adjusted
     to accord with US GAAP                                            73,923                    66,999
                                                                      =======                    =======

     ---------------

     (a)  One American Depositary Share is equivalent to six ordinary shares.

    Comprehensive income

    The components of comprehensive income, net of related tax are as follows:

                                                                    Three months ended              Nine months ended
                                                                        September 30                   September 30
                                                                        (Unaudited)                     (Unaudited)
                                                                    2003            2002           2003             2002
                                                                    --------------------      -------------------------
                                                                                        ($ million)
         Profit for the period as adjusted to
           accord with US GAAP                                     2,770           3,079         10,822            7,564
         Currency translation differences                            230             279          1,723            1,864
         Net unrealized gain (loss) on investments                   144             (69)           444              112
         Additional minimum pension liability                          -               -              -                -
                                                                  ------          ------         ------           ------
         Comprehensive income                                      3,144           3,289         12,989            9,540
                                                                  ======          ======         ======           ======

     Accumulated other  comprehensive  income at September 30, 2003 and December
     31,  2002  comprised   losses  of  $1,542   million  and  $3,709   million,
     respectively.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS
     95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                                    Three months ended              Nine months ended
                                                                        September 30                   September 30
                                                                        (Unaudited)                     (Unaudited)
                                                                    2003            2002           2003             2002
                                                                    --------------------      -------------------------
                                                                                        ($ million)
     Operating activities
     Profit after taxation                                         2,437           2,843          8,424            6,265
     Adjustments to reconcile profits after tax to
     net cash provided by operating activities
     Depreciation and amounts provided                             2,485           3,506          7,847            7,886
     Exploration expenditure written off                              75              55            168              261
     Share of profits of joint ventures and associated
     undertakings less dividends received                           (197)             51           (315)              11
     (Profit) loss on sale of businesses and fixed assets           (172)         (1,796)          (846)          (2,061)
     Working capital movement (a)                                   (873)         (1,002)        (1,241)          (2,323)
     Deferred taxation                                               (78)            250            508            1,181
     Other                                                           472            (191)           254             (247)
                                                                  ------          ------         ------           ------
     Net cash provided by operating activities                     4,149           3,716         14,799           10,973
                                                                  ------          ------         ------           ------

     Investing activities
     Capital expenditures                                         (3,116)         (3,007)        (8,830)         (8,639)
     Acquisitions, net of cash acquired                           (2,653)         (2,607)        (2,803)         (4,296)
     Investment in associated undertakings                          (243)           (125)          (760)           (756)
     Net investment in joint ventures                                  -             (23)           (16)           (137)
     Proceeds from disposal of assets                                874           2,881          5,022           5,752
                                                                  ------          ------         ------           ------
     Net cash used in investing activities                        (5,138)         (2,881)        (7,387)         (8,076)
                                                                  ------          ------         ------           ------

     Financing activities
     Net proceeds from shares issued (repurchased)                    31            (695)        (1,887)            (572)
     Proceeds from long-term financing                             1,433             558          2,656            3,056
     Repayments of long-term financing                            (1,774)           (567)        (2,784)          (1,464)
     Net increase (decrease) in short-term debt                    1,781             923         (1,462)            (535)
     Dividends paid   -    BP Shareholders                        (1,433)         (1,346)        (4,216)          (3,924)
                      -    Minority shareholders                      (4)            (13)           (17)             (29)
                                                                  ------          ------         ------           ------
     Net cash provided by financing activities                        34          (1,140)        (7,710)          (3,468)
                                                                  ------          ------         ------           ------
     Currency translation differences relating to cash
     and cash equivalents                                              6              26             58               53
                                                                  ------          ------         ------           ------
     Decrease in cash and cash equivalents                          (949)           (279)          (240)            (518)
     Cash and cash equivalents at beginning of period              2,444           1,569          1,735            1,808
                                                                  ------          ------         ------           ------
     Cash and cash equivalents at end of period                    1,495           1,290          1,495            1,290
                                                                  ======          ======         ======           ======

     (a)  Working capital:
     Inventories (increase) decrease                              (1,048)           (155)          (479)          (1,458)
     Receivables (increase) decrease                                (656)           (345)        (4,368)          (2,479)
     Current liabilities - excluding finance debt
     increase (decrease)                                             831            (502)         3,606            1,614
                                                                  ------          ------         ------           ------
                                                                    (873)         (1,002)        (1,241)          (2,323)
                                                                  ======          ======         ======           ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     Impact of new US accounting standards

     Guarantees: In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (Interpretation
     45). Interpretation 45 elaborates on existing disclosure requirements for guarantees and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     Consolidation: In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (Interpretation 46).
     Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Interpretation 46 applies to variable interest entities created or acquired after January 31, 2003. For variable interest entities existing at January 31, 2003, Interpretation 46 is effective for accounting periods ending after December 15, 2003.

     The Company is currently carrying out the analysis necessary to adopt Interpretation 46 in the fourth quarter of 2003 for existing entities. The Company does not expect that the adoption of Interpretation 46 will have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders' interest, as adjusted to accord with US GAAP.

     The Company currently has several ships under construction which will be accounted for under UK GAAP as operating leases. Under Interpretation 46, certain of the arrangements represent variable interest entities that would be consolidated by the Group. At September 30, 2003 consolidation of these entities would result in an increase in tangible assets and finance debt of approximately $150 million. The maximum exposure to loss as a result of the Group's involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

     Financial  instruments:  In  April  2003,  the  FASB  issued  Statement  of
     Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies the financial accounting and reporting of derivative instruments and hedging activities under SFAS 133. SFAS 149 applies to contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring certain financial instruments that have characteristics of both liabilities and equity. SFAS 150 applies to instruments entered into or modified after May 31, 2003. For instruments existing at May 31, 2003, SFAS 150 is effective for accounting periods beginning after June 15, 2003.

     The adoption of SFAS 149 and SFAS 150 did not have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders' interest, as adjusted to accord with US GAAP.

     Tangible assets: The Securities and Exchange Commission has requested the FASB to consider whether oil and natural gas mineral rights held under lease or other contractual arrangement should be classified on the balance sheet as a tangible asset (property, plant and equipment) or as an intangible asset (exploration expenditure). The FASB, along with other accounting and reporting issues impacting extractive industries, is currently considering whether additional guidance is necessary.

     In accordance with Group accounting practice, exploration license acquisition costs are initially capitalized as an intangible fixed asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to tangible production assets. Where exploration is unsuccessful, the unamortized cost is charged against income. At September 30, 2003, exploration license acquisition costs included in the Group's tangible fixed assets amounted to approximately $1.1 billion, net of accumulated depletion.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - concluded

     Impact of new UK accounting standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

     In November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which defers full adoption until January 1, 2005.

     Impact of International accounting standards

     In June 2002, the European Union Council of Ministers adopted a Regulation which would require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from UK and US GAAP. In addition, significant revisions to IAS are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not determined the effects of adopting IAS.

14.  TNK-BP operational and financial information
                                                                  29 August -
                                                                 30 September
                                                                         2003
     Production (Net of Royalties) (BP share)
     Crude oil (mb/d)                                                     654
     Natural gas (mmcf/d)                                                 239
     Total hydrocarbons (mboe/d) (a)                                      695
                                                                =============

     Income statement (BP share)                                    $ million
     Total operating profit                                               158
     Profit (loss) on sale of fixed assets and businesses                   -
     Interest expense                                                     (13)
     Taxation                                                             (30)
     Minority shareholders' interest                                       (1)
                                                                -------------
     Net income                                                           114
                                                                =============
     ---------------

     (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

15.  Condensed consolidating information

     The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

     BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the Prudhoe Bay Royalty Trust.

     BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2003

Turnover                                             784             -            61,056                  (784)    61,056

Less: Joint ventures                                   -             -               914                     -        914
                                            -----------------------------------------------------------------------------

Group turnover                                       784             -            60,142                  (784)    60,142

Cost of sales                                        378             -            52,817                  (860)    52,335

Production taxes                                      58             -               358                     -        416
                                            -----------------------------------------------------------------------------

Gross profit                                         348             -             6,967                    76      7,391

Distribution and administration expenses               3            38             3,867                     -      3,908

Exploration expense                                    8             -               129                    (1)       136
                                            -----------------------------------------------------------------------------

                                                     337           (38)            2,971                    77      3,347

Other income                                           5           112               204                  (173)       148
                                            -----------------------------------------------------------------------------

Group operating profit                               342            74             3,175                   (96)     3,495

Share of profits of joint ventures                     -             -               300                     -        300

Share of profits of associated undertakings            -             -               133                     -        133

Equity accounted income of subsidiaries               64         3,908                 -                (3,972)         -
                                            -----------------------------------------------------------------------------

Total operating profit                               406         3,982             3,608                (4,068)     3,928

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -           184               172                  (184)       172
                                            -----------------------------------------------------------------------------

Profit before interest and tax                       406         4,166             3,780                (4,252)     4,100

Interest expense                                      69           310               261                  (427)       213
                                            -----------------------------------------------------------------------------

Profit before taxation                               337         3,856             3,519                (3,825)     3,887

Taxation                                             216         1,450             1,248                (1,464)     1,450
                                            -----------------------------------------------------------------------------

Profit after taxation                                121         2,406             2,271                (2,361)     2,437

Minority shareholders' interest                        -             -                43                     -         43
                                            -----------------------------------------------------------------------------

Profit for the period                                121         2,406             2,228                (2,361)     2,394
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  Condensed consolidating information - continued

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended September 30, 2003

Profit as reported                                   121         2,406             2,228                (2,361)     2,394

Adjustments:

   Deferred taxation/business combinations            (3)           (1)                2                     1         (1)

   Provisions                                        (20)           28                47                   (27)        28

   Sale and leaseback                                  -            16                16                   (16)        16

   Goodwill                                            -           342               342                  (342)       342

   Derivative financial instruments                    8           (10)              (10)                    2        (10)

   Gain arising on asset exchange                      -            (4)               (4)                    4         (4)

   Other                                               -             5                 5                    (5)         5
                                            -----------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                                106         2,782             2,626                (2,744)     2,770
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Nine months ended September 30, 2003

Turnover                                           2,414             -           181,913                (2,414)   181,913

Less: Joint ventures                                   -             -             1,676                     -      1,676
                                            -----------------------------------------------------------------------------

Group turnover                                     2,414             -           180,237                (2,414)   180,237

Cost of sales                                      1,107             -           157,753                (2,637)   156,223

Production taxes                                     184             -             1,118                     -      1,302
                                            -----------------------------------------------------------------------------

Gross profit                                       1,123             -            21,366                   223     22,712

Distribution and administration expenses               3            77            10,478                     -     10,558

Exploration expense                                   16             -               334                    (1)       349
                                            -----------------------------------------------------------------------------

                                                   1,104           (77)           10,554                   224     11,805

Other income                                          16           494               506                  (540)       476
                                            -----------------------------------------------------------------------------

Group operating profit                             1,120           417            11,060                  (316)    12,281

Share of profits of joint ventures                     -             -               522                     -        522

Share of profits of associated undertakings            -             -               422                     -        422

Equity accounted income of subsidiaries              292        12,996                 -               (13,288)         -
                                            -----------------------------------------------------------------------------

Total operating profit                             1,412        13,413            12,004               (13,604)    13,225

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -           860               846                  (860)       846
                                            -----------------------------------------------------------------------------

Profit before interest and tax                     1,412        14,273            12,850               (14,464)    14,071

Interest expense                                     207           941               785                (1,309)       624
                                            -----------------------------------------------------------------------------

Profit before taxation                             1,205        13,332            12,065               (13,155)    13,447

Taxation                                             605         5,023             4,507                (5,112)     5,023
                                            -----------------------------------------------------------------------------

Profit after taxation                                600         8,309             7,558                (8,043)     8,424

Minority shareholders' interest                        -             -               129                     -        129
                                            -----------------------------------------------------------------------------

Profit for the period                                600         8,309             7,429                (8,043)     8,295
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  Condensed consolidating information - continued

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2003

Profit as reported                                   600         8,309             7,429                (8,043)     8,295

Adjustments:

   Deferred taxation/business combinations            (9)           33                42                   (33)        33

   Provisions                                        (25)           53                73                   (48)        53

   Sale and leaseback                                  -            89                89                   (89)        89

   Goodwill                                            -         1,027             1,027                (1,027)     1,027

   Derivative financial instruments                    8           273               273                  (281)       273

   Gain arising on asset exchange                      -           (11)              (11)                   11        (11)

   Other                                               -            11                11                   (11)        11
                                            -----------------------------------------------------------------------------
Profit for the period before cumulative
  effect of accounting changes as adjusted
  to accord with US GAAP                             574         9,784             8,933                (9,521)     9,770

   Cumulative effect of accounting changes:

   Provisions                                        214         1,002               788                (1,002)     1,002

   Derivative financial instruments                    -            50                50                   (50)        50
                                            -----------------------------------------------------------------------------

Profit for the period as adjusted to
  accord with US GAAP                                788        10,836             9,771               (10,573)    10,822
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended September 30, 2002

Turnover                                             635             -            49,423                  (635)    49,423

Less: Joint ventures                                   -             -               369                     -        369
                                            -----------------------------------------------------------------------------

Group turnover                                       635             -            49,054                  (635)    49,054

Cost of sales                                        427             -            43,854                  (646)    43,635

Production taxes                                      49             -               301                     -        350
                                            -----------------------------------------------------------------------------

Gross profit                                         159             -             4,899                    11      5,069

Distribution and administration expenses               -            77             3,137                     -      3,214

Exploration expense                                    3             -               116                     -        119
                                            -----------------------------------------------------------------------------

                                                     156           (77)            1,646                    11      1,736

Other income                                           5           192                92                  (138)       151
                                            -----------------------------------------------------------------------------

Group operating profit                               161           115             1,738                  (127)     1,887

Share of profits of joint ventures                     -             -               104                     -        104

Share of profits of associated undertakings            -             -                71                     -         71

Equity accounted income of subsidiaries               49         2,066                 -                (2,115)         -
                                            -----------------------------------------------------------------------------

Total operating profit                               210         2,181             1,913                (2,242)     2,062

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -         1,794             1,769                (1,769)     1,794
                                            -----------------------------------------------------------------------------

Profit before interest and tax                       210         3,975             3,682                (4,011)     3,856

Interest expense                                      23           427               416                  (566)       300
                                            -----------------------------------------------------------------------------

Profit before taxation                               187         3,548             3,266                (3,445)     3,556

Taxation                                              55           713               666                  (721)       713
                                            -----------------------------------------------------------------------------

Profit after taxation                                132         2,835             2,600                (2,724)     2,843

Minority shareholders' interest                        -             -                 3                     -          3
                                            -----------------------------------------------------------------------------

Profit for the period                                132         2,835             2,597                (2,724)     2,840
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  Condensed consolidating information - continued

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended September 30, 2002

Profit as reported                                   132         2,835             2,597                (2,724)     2,840

Adjustments:

   Deferred taxation/business combinations           (32)          (59)              (39)                   71        (59)

   Provisions                                         10           (10)              (20)                   10        (10)

   Sale and leaseback                                  -            33                33                   (33)        33

   Goodwill                                            -           334               334                  (334)       334

   Derivative financial instruments                    -           (57)              (57)                   57        (57)

   Gain arising on asset exchange                      -            (4)               (4)                    4         (4)

   Other                                               -             2                 2                    (2)         2
                                            -----------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                                110         3,074             2,846                (2,951)     3,079
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Nine months ended September 30, 2002

Turnover                                           1,729             -           129,987                (1,665)   130,051

Less: Joint ventures                                   -             -             1,052                     -      1,052
                                            -----------------------------------------------------------------------------

Group turnover                                     1,729             -           128,935                (1,665)   128,999

Cost of sales                                      1,047             -           112,013                (1,695)   111,365

Production taxes                                     146             -               766                     -        912
                                            -----------------------------------------------------------------------------

Gross profit                                         536             -            16,156                    30     16,722

Distribution and administration expenses               -           403             8,625                     -      9,028

Exploration expense                                   16             -               449                     -        465
                                            -----------------------------------------------------------------------------

                                                     520          (403)            7,082                    30      7,229

Other income                                          26           500               254                  (357)       423
                                            -----------------------------------------------------------------------------

Group operating profit                               546            97             7,336                  (327)     7,652

Share of profits of joint ventures                     -             -               263                     -        263

Share of profits of associated undertakings            -             -               453                     -        453

Equity accounted income of subsidiaries              154         8,504                 -                (8,681)         -
                                            -----------------------------------------------------------------------------

Total operating profit                               700         8,601             8,052                (9,008)     8,368

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -         2,898             2,873                (3,710)     2,061
                                            -----------------------------------------------------------------------------

Profit before interest and tax                       700        11,499            10,925               (12,718)    10,429

Interest expense                                      63         1,274             1,176                (1,566)       947
                                            -----------------------------------------------------------------------------

Profit before taxation                               637        10,225             9,749               (11,152)     9,482

Taxation                                             232         3,217             3,018                (3,250)     3,217
                                            -----------------------------------------------------------------------------

Profit after taxation                                405         7,008             6,731                (7,902)     6,265

Minority shareholders' interest                        -             -                71                     -         71
                                            -----------------------------------------------------------------------------

Profit for the period                                405         7,008             6,660                (7,902)     6,194
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  Condensed consolidating information - continued

Income statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Nine months ended September 30, 2002

Profit as reported                                   405         7,008             6,660                (7,902)     6,194

Adjustments:

   Deferred taxation/business combinations           (97)         (175)             (113)                  210       (175)

   Provisions                                          9           (18)              (27)                   18        (18)

   Sale and leaseback                                  -            28                28                   (28)        28

   Goodwill                                            -           977               977                  (977)       977

   Derivative financial instruments                    -           564               564                  (564)       564

   Gain arising on asset exchange                      -           (14)              (14)                   14        (14)

   Other                                               -             8                 8                    (8)         8
                                            -----------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                                317         8,378             8,083                (9,237)     7,564
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet                                Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At September 30, 2003

Fixed assets

Intangible assets                                    421             -            13,210                     -     13,631

Tangible assets                                    6,298             -            82,632                     -     88,930

Investments

   Subsidiaries - equity accounted basis           2,710        81,649                 -               (84,359)         -

   Other                                               -            60            16,875                     -     16,935
                                            -----------------------------------------------------------------------------

                                                   2,710        81,709            16,875               (84,359)    16,935
                                            -----------------------------------------------------------------------------

Total fixed assets                                 9,429        81,709           112,717               (84,359)   119,496
                                            -----------------------------------------------------------------------------

Current assets

Inventories                                           78             -            10,790                     -     10,868

Receivables                                       20,580        26,497            36,465               (45,299)    38,243

Investments                                            -             -               404                     -        404

Cash at bank and in hand                              (3)           (5)            1,099                     -      1,091
                                            -----------------------------------------------------------------------------

                                                  20,655        26,492            48,758               (45,299)    50,606
                                            -----------------------------------------------------------------------------

Current liabilities - falling due within one year

Finance debt                                       9,786             -             6,756                (9,731)     6,811

Accounts payable and accrued liabilities           1,155         8,583            38,936                (7,483)    41,191
                                            -----------------------------------------------------------------------------

Net current assets (liabilities)                   9,714        17,909             3,066               (28,085)     2,604
                                            -----------------------------------------------------------------------------

Total assets less current liabilities             19,143        99,618           115,783              (112,444)   122,100

Noncurrent liabilities

Finance debt                                           -             -            13,159                     -     13,159

Accounts payable and accrued liabilities           4,404            48            29,411               (28,085)     5,778

Provisions for liabilities and charges

Deferred taxation                                  1,726             -            12,556                     -     14,282

Other provisions                                     467           146            13,912                     -     14,525
                                            -----------------------------------------------------------------------------

Net assets                                        12,546        99,424            46,745               (84,359)    74,356

Minority shareholders' interest - equity               -            -              1,074                     -      1,074
                                            -----------------------------------------------------------------------------

BP shareholders' interest                         12,546        99,424            45,671               (84,359)    73,282
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At September 30, 2003

Capital and reserves

Capital shares                                      1,903         5,548                -                (1,903)     5,548

Paid-in surplus                                     3,146         4,423                -                (3,146)     4,423

Merger reserve                                          -        26,363              697                     -     27,060

Other reserves                                          -           146                -                     -        146

Retained earnings                                   7,497        62,944           44,974               (79,310)    36,105
                                            -----------------------------------------------------------------------------

                                                   12,546        99,424           45,671               (84,359)    73,282
                                            =============================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported                12,546        99,424            45,671               (84,359)    73,282

Adjustments:

   Deferred taxation/business combinations            65           (59)             (124)                   59        (59)

   Provisions                                         25          (100)             (125)                  100       (100)

   Sale and leaseback                                  -           (17)              (17)                   17        (17)

   Goodwill                                            -           968               968                  (968)       968

   Derivative financial instruments                  (58)          188               188                  (130)       188

   Gain arising on asset exchange                      -           133               133                  (133)       133

   Ordinary shares held for future
   awards to employees                                 -           (58)                -                     -        (58)

   Dividends                                           -         1,438                 -                     -      1,438

   Investments                                         -           478               478                  (478)       478

   Additional minimum pension liability                -        (2,286)           (2,286)                2,286     (2,286)

   Other                                               -           (44)              (44)                   44        (44)
                                            -----------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                          12,578       100,065            44,842               (83,562)    73,923
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  Condensed consolidating information - continued


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At December 31, 2002

Fixed assets

Intangible assets                                    427             -            15,139                     -     15,566

Tangible assets                                    6,405             -            81,277                     -     87,682

Investments

   Subsidiaries - equity accounted basis           2,561        91,939                 -               (94,500)         -

   Other                                               -           162            10,649                     -     10,811
                                            -----------------------------------------------------------------------------

                                                   2,561        92,101            10,649               (94,500)    10,811
                                            -----------------------------------------------------------------------------

Total fixed assets                                 9,393        92,101           107,065               (94,500)   114,059
                                            -----------------------------------------------------------------------------

Current assets

Inventories                                          102             -            10,079                     -     10,181

Receivables                                       18,169        13,581            51,022               (49,622)    33,150

Investments                                            -             -               215                     -        215

Cash at bank and in hand                             (11)            1             1,530                     -      1,520
                                            -----------------------------------------------------------------------------

                                                  18,260        13,582            62,846               (49,622)    45,066
                                            -----------------------------------------------------------------------------

Current liabilities - falling due within one year

Finance debt                                       1,768             -            10,031                (1,713)    10,086

Accounts payable and accrued liabilities           1,129         9,906            35,369               (10,189)    36,215
                                            -----------------------------------------------------------------------------

Net current assets (liabilities)                  15,363         3,676            17,446               (37,720)    (1,235)
                                            -----------------------------------------------------------------------------

Total assets less current liabilities             24,756        95,777           124,511              (132,220)   112,824

Noncurrent liabilities

Finance debt                                           -             -            11,922                     -     11,922

Accounts payable and accrued liabilities          10,586            98            30,491               (37,720)     3,455

Provisions for liabilities and charges

Deferred taxation                                  1,686             -            11,828                     -     13,514

Other provisions                                     489           142            13,255                     -     13,886
                                            -----------------------------------------------------------------------------

Net assets                                        11,995        95,537            57,015               (94,500)    70,047

Minority shareholders' interest - equity               -             -               638                     -        638
                                            -----------------------------------------------------------------------------

BP shareholders' interest                         11,995        95,537            56,377               (94,500)    69,409
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (concluded)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At December 31, 2002

Capital and reserves

Capital shares                                     1,903         5,616                 -                (1,903)     5,616

Paid-in surplus                                    3,145         4,243                 -                (3,145)     4,243

Merger reserve                                         -        26,336               697                     -     27,033

Other reserves                                         -           173                 -                     -        173

Retained earnings                                  6,947        59,169            55,680               (89,452)    32,344
                                            -----------------------------------------------------------------------------

                                                  11,995        95,537            56,377               (94,500)    69,409
                                            =============================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported                11,995        95,537            56,377               (94,500)    69,409

Adjustments:

   Deferred taxation/business combinations            74           (78)             (152)                   78        (78)

   Provisions                                       (190)       (1,088)             (902)                1,092     (1,088)

   Sale and leaseback                                  -          (106)             (106)                  106       (106)

   Goodwill                                            -           (84)              (84)                   84        (84)

   Derivative financial instruments                  (50)         (135)             (135)                  185       (135)

   Gain arising on asset exchange                      -           142               142                  (142)       142

   Ordinary shares held for future
   awards to employees                                 -          (159)                -                     -       (159)

   Dividends                                           -         1,398                 -                     -      1,398

   Investments                                         -            34                34                   (34)        34

   Additional minimum pension liability                -        (2,286)           (2,286)                2,286     (2,286)

   Other                                               -           (48)              (48)                   48        (48)
                                            -----------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                          11,829        93,127            52,840               (90,797)    66,999
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement                          Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2003

Net cash inflow (outflow) from
  operating activities                               447          (589)            5,021                    12      4,891

Dividends from joint ventures                          -             -                39                     -         39

Dividends from associated undertakings                 -             -                65                     -         65

Dividends from subsidiaries                            8         4,568                 -                (4,576)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                 (35)           53              (118)                    -       (100)

Tax paid                                             (40)            -              (763)                    -       (803)

Net cash inflow (outflow) for capital
  expenditure and financial investment               (92)       (2,665)              568                     -     (2,189)

Net cash inflow (outflow) for acquisitions
  and disposals                                        1            12            (2,897)                  (12)    (2,896)

Equity dividends paid                                  -        (1,433)           (4,576)                4,576     (1,433)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                            289           (54)           (2,661)                    -     (2,426)
                                            =============================================================================

Financing                                            281           (31)           (1,721)                    -     (1,471)

Management of liquid resources                         -             -                76                     -         76

Increase (decrease) in cash                            8           (23)           (1,016)                    -     (1,031)
                                            -----------------------------------------------------------------------------

                                                     289           (54)           (2,661)                    -     (2,426)
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                               416         4,032             4,244                (4,543)     4,149

Net cash provided by (used in)
  investing activities                               (92)       (2,653)           (2,329)                  (64)    (5,138)

Net cash provided by (used in)
  financing activities                              (316)       (1,402)           (2,855)                4,607         34

Currency translation differences relating to
  cash and cash equivalents                            -             -                 6                     -          6
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                          8           (23)             (934)                    -       (949)

Cash and cash equivalents at beginning
  of period                                          (11)           18             2,437                     -      2,444
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                           (3)           (5)            1,503                     -      1,495
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (continued)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2002

Net cash inflow (outflow) from
  operating activities                               340         1,955             2,081                     -      4,376

Dividends from joint ventures                          -             -                30                     -         30

Dividends from associated undertakings                 -             -                96                     -         96

Dividends from subsidiaries                           11             -                 -                   (11)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                   -            63              (227)                    -       (164)

Tax paid                                             (29)           (1)             (631)                    -       (661)

Net cash inflow (outflow) for capital
  expenditure and financial investment              (139)           25            (2,378)                    -     (2,492)

Net cash inflow (outflow) for acquisitions
  and disposals                                        -             -              (362)                    -       (362)

Equity dividends paid                                  -        (1,346)              (11)                   11     (1,346)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                            183           696            (1,402)                    -       (523)
                                            =============================================================================

Financing                                            188           695            (1,102)                    -       (219)

Management of liquid resources                         -             -               (32)                    -        (32)

Increase (decrease) in cash                           (5)            1              (268)                    -       (272)
                                            -----------------------------------------------------------------------------

                                                     183           696            (1,402)                    -       (523)
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                               322         2,017             1,348                    29      3,716

Net cash provided by (used in)
  investing activities                              (139)           25            (2,740)                  (27)    (2,881)

Net cash provided by (used in)
  financing activities                              (188)       (2,041)            1,091                    (2)    (1,140)

Currency translation differences relating to
  cash and cash equivalents                            -             -                26                     -         26
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                         (5)            1              (275)                    -       (279)

Cash and cash equivalents at beginning
  of period                                           (6)            2             1,573                     -      1,569
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                          (11)            3             1,298                     -      1,290
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (continued)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2003

Net cash inflow (outflow) from
  operating activities                             1,337       (14,131)           30,978                    14     18,198

Dividends from joint ventures                          -             -                80                     -         80

Dividends from associated undertakings                 -             -               297                     -        297

Dividends from subsidiaries                           18        22,701                 -               (22,719)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                 (57)          123              (701)                    -       (635)

Tax paid                                             (87)           (3)           (3,198)                    -     (3,288)

Net cash inflow (outflow) for capital
  expenditure and financial investment              (304)       (2,607)             (946)                    -     (3,857)

Net cash inflow (outflow) for acquisitions
  and disposals                                       10            14            (3,410)                  (14)    (3,400)

Equity dividends paid                                  -        (4,216)          (22,719)               22,719     (4,216)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                            917         1,881               381                     -      3,179
                                            =============================================================================

Financing                                            909         1,887               681                     -      3,477

Management of liquid resources                         -             -               182                     -        182

Increase (decrease) in cash                            8            (6)             (482)                    -       (480)
                                            -----------------------------------------------------------------------------

                                                     917         1,881               381                     -      3,179
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                             1,278         8,691            27,456               (22,626)    14,799

Net cash provided by (used in)
  investing activities                              (304)       (2,593)           (4,356)                 (134)    (7,387)

Net cash provided by (used in)
  financing activities                              (966)       (6,104)          (23,400)               22,760     (7,710)

Currency translation differences relating to
  cash and cash equivalents                            -             -                58                     -         58
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                          8            (6)             (242)                    -       (240)

Cash and cash equivalents at beginning
  of period                                          (11)            1             1,745                     -      1,735
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                           (3)           (5)            1,503                     -      1,495
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded

15.  Condensed consolidating information - concluded

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (concluded)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2002

Net cash inflow (outflow) from
  operating activities                              934           3,440             7,908                  863     13,145

Dividends from joint ventures                         -               -               129                    -        129

Dividends from associated undertakings                -               -               303                    -        303

Dividends from subsidiaries                          26               -                 -                  (26)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                  -             189              (855)                   -       (666)

Tax paid                                            (75)             (2)           (1,956)                   -     (2,033)

Net cash inflow (outflow) for capital
  expenditure and financial investment             (427)              7            (6,408)                   -     (6,828)

Net cash inflow (outflow) for acquisitions
  and disposals                                       -             863            (1,181)                (863)    (1,181)

Equity dividends paid                                 -          (3,924)              (26)                  26     (3,924)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                            458           573             (2,086)                   -     (1,055)
                                            =============================================================================

Financing                                            440           573             (1,498)                   -       (485)

Management of liquid resources                         -             -               (164)                   -       (164)

Increase (decrease) in cash                           18             -               (424)                   -       (406)
                                            -----------------------------------------------------------------------------

                                                     458           573             (2,086)                   -     (1,055)
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                               885         3,627             5,543                   918     10,973

Net cash provided by (used in)
  investing activities                              (427)          871            (7,604)                 (916)    (8,076)

Net cash provided by (used in)
  financing activities                              (440)       (4,498)            1,472                    (2)    (3,468)

Currency translation differences relating to
  cash and cash equivalents                            -             -                53                     -         53
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                         18             -              (536)                    -       (518)

Cash and cash equivalents at beginning
  of period                                          (29)            3             1,834                     -      1,808
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                          (11)            3             1,298                     -      1,290
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS


                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2003           2002         2003            2002
                                                           -------------------------    -------------------------

Average crude oil realizations - $/bbl
     UK                                                       27.68          26.78        28.33           24.22
     USA                                                      28.61          25.86        29.19           23.15
     Rest of World                                            26.30          25.13        26.69           22.36
     BP average                                               27.72          26.01        28.25           23.35

Average natural gas liquids realizations - $/bbl
     UK                                                       22.62          15.30        20.09           14.43
     USA                                                      18.37          12.59        18.15           11.62
     Rest of World                                            21.76          13.75        21.65           13.07
     BP average                                               19.39          13.15        18.96           12.23

Average liquids realizations (a) - $/bbl
     UK                                                       27.34          26.26        27.83           23.74
     USA                                                      26.90          22.94        27.34           20.71
     Rest of World                                            25.98          24.43        26.35           21.81
     BP average                                               26.79          24.40        27.24           21.99

Average natural gas realizations - $/mcf
     UK                                                        2.69           2.58         2.99            2.75
     USA                                                       4.14           2.34         4.66            2.41
     Rest of World                                             2.31           1.99         2.51            1.99
     BP average                                                3.05           2.25         3.46            2.32

Total hydrocarbons - $/boe
     UK                                                       22.71          22.41        23.62           20.94
     USA                                                      25.63          18.73        27.21           17.68
     Rest of World                                            19.27          18.13        20.29           16.93
     BP average                                               22.58          19.27        23.88           18.17

Average oil marker prices - $/bbl
     Brent oil price                                          28.38          26.91        28.64           24.40
     West Texas Intermediate oil price                        30.19          28.26        31.08           25.40
     Alaska North Slope US West Coast                         28.83          27.26        29.69           24.06

Henry Hub gas price (b) ($/mmbtu)                              4.97           3.16         5.65            2.94
UK Gas - National Balancing point (p/therm)                   15.08          12.74        17.92           14.53

Global Indicator Refining Margins (c) - $/bbl
     Northwest Europe                                          2.47           1.28         2.77            0.66
     US Gulf Coast                                             5.61           1.82         5.11            2.16
     Midwest                                                   6.39           3.27         5.09            3.03
     US West Coast                                             9.04           3.54         7.39            4.47
     Singapore                                                 1.27           0.47         1.63            0.28
     BP average                                                4.59           1.98         4.13            1.90

Chemicals Indicator Margin (d) - $/te                           109 (e)        120          113 (e)         103

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS



---------------

(a)  Crude oil and natural gas liquids.
(b)  Henry Hub First of Month Index.
(c) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.
(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.
(e) Provisional. The data for the third quarter is based on two months' actuals and one month of provisional data.


The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

                                                   Three months ended           Nine months ended
                                                      September 30                 September 30
US dollar/sterling exchange rates                     (Unaudited)                  (Unaudited)
                                                   2003           2002         2003            2002
                                                   -------------------         --------------------
Average rate for the period                        1.61           1.55         1.61            1.48
Period-end rate                                    1.66           1.55         1.66            1.55

                           BP p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION


                                                               Three months ended           Nine months ended
                                                                  September 30                 September 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                            ----------------------      -----------------------


Crude oil production
(thousand barrels per day)(net of royalties)
     UK                                                         312            395          359             436
     Rest of Europe                                              74            101           81             100
     USA                                                        558            561          578             584
     Rest of World                                              908            679          780             646
                                                             ------         ------       ------          ------
Total crude oil production                                    1,852          1,736        1,798           1,766
                                                             ======         ======       ======          ======

Natural gas liquids production
(thousand barrels per day) (net of royalties)
     UK                                                          23             19           24              23
     Rest of Europe                                               5              6            5               6
     USA                                                        141            193          150             184
     Rest of World                                               33             29           32              29
                                                             ------         ------       ------          ------
Total natural gas liquids production                            202            247          211             242
                                                             ======         ======       ======          ======

Liquids production (a)
(thousand barrels per day) (net of royalties)
     UK                                                         335            414          383             459
     Rest of Europe                                              79            107           86             106
     USA                                                        699            754          728             768
     Rest of World                                              941            708          812             675
                                                             ------         ------       ------          ------
Total liquids production                                      2,054          1,983        2,009           2,008
                                                             ======         ======       ======          ======

Natural gas production (million cubic feet per day)
(net of royalties)
     UK                                                       1,267          1,240        1,489           1,488
     Rest of Europe                                              98            131          111             150
     USA                                                      3,005          3,450        3,194           3,525
     Rest of World                                            4,031          3,661        3,823           3,468
                                                             ------         ------       ------          ------
Total natural gas production                                  8,401          8,482        8,617           8,631
                                                             ======         ======       ======          ======

Total production (b)
(thousand barrels of oil equivalent per day)
(net of royalties)
     UK                                                         553            628          640             715
     Rest of Europe                                              96            130          105             132
     USA                                                      1,217          1,349        1,279           1,376
     Rest of World                                            1,636          1,338        1,471           1,273
                                                             ------         ------       ------          ------
Total production                                              3,502          3,445        3,495           3,496
                                                             ======         ======       ======          ======

                           BP p.l.c. AND SUBSIDIARIES
                        OPERATING INFORMATION - concluded


                                                               Three months ended           Nine months ended
                                                                  September 30                 September 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                            ----------------------      -----------------------

Natural gas sales volumes (million cubic feet per day)
     UK                                                       2,174          1,809        2,653           2,256
     Rest of Europe                                             362            353          418             385
     USA                                                     11,808          9,332       11,328           8,841
     Rest of World                                           11,133          9,556       11,173           9,155
                                                            -------        -------      -------         -------
Total natural gas sales volumes (c)                          25,477         21,050       25,572          20,637
                                                            =======        =======      =======         =======

NGL sales volumes (thousand barrels per day)
     UK                                                           -              -            -               -
     Rest of Europe                                               -              -            -               -
     USA                                                        188            178          150             173
     Rest of World                                              163            185          173             204
                                                            -------        -------      -------         -------
Total NGL sales volumes                                         351            363          323             377
                                                            =======        =======      =======         =======

Oil sales volumes (thousand barrels per day)
Refined products
     UK                                                         270            258          276             248
     Rest of Europe                                           1,293          1,604        1,323           1,441
     USA                                                      1,828          1,874        1,800           1,874
     Rest of World                                              657            613          636             578
                                                            -------        -------      -------         -------
     Total marketing sales                                    4,048          4,322        4,035           4,141
     Trading/supply sales                                     2,647          2,589        2,805           2,489
                                                            -------        -------      -------         -------
     Total refined product sales                              6,695          6,911        6,840           6,630
Crude oil                                                     5,316          3,648        5,175           4,458
                                                            -------        -------      -------         -------
Total oil sales                                              12,011         10,559       12,015          11,088
                                                            =======        =======      =======         =======

Refinery throughputs (thousand barrels per day)
     UK                                                         405            394          399             387
     Rest of Europe                                             909            956          951             905
     USA                                                      1,406          1,455        1,391           1,438
     Rest of World                                              366            349          383             354
                                                            -------        -------      -------         -------
Total throughput                                              3,086          3,154        3,124           3,084
                                                            =======        =======      =======         =======

Petrochemicals production (thousand tonnes)
     UK                                                         771            858        2,354           2,523
     Rest of Europe                                           2,724          2,669        8,168           7,847
     USA                                                      2,563          2,570        7,602           7,754
     Rest of World                                              982            783        2,666           2,255
                                                            -------        -------      -------         -------
Total production                                              7,040          6,880       20,790          20,379
                                                            =======        =======      =======         =======

---------------

(a)  Crude oil and natural gas liquids.

(b) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c) Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
                     Total replacement cost operating profit


                                                               Three months ended           Nine months ended
                                                                  September 30                 September 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                            ----------------------      -----------------------
                                                                               ($ million)
By business
Exploration and Production
UK                                                              582            185        2,189           1,561
Rest of Europe                                                  124            213          458             537
USA                                                           1,368            661        4,614           1,754
Rest of World                                                 1,446            513        3,738           2,106
                                                             ------         ------       ------          ------
                                                              3,520          1,572       10,999           5,958
                                                             ------         ------       ------          ------
Gas, Power and Renewables
UK                                                               13            (66)          34             (63)
Rest of Europe                                                  (12)            17          (26)             99
USA                                                              54             28          175              16
Rest of World                                                    43             78          212             230
                                                             ------         ------       ------          ------
                                                                 98             57          395             282
                                                             ------         ------       ------          ------
Refining and Marketing
UK                                                             (119)          (158)        (124)           (343)
Rest of Europe                                                  325            236        1,085             624
USA                                                              51             55          471             255
Rest of World                                                   198            104          543             372
                                                             ------         ------       ------          ------
                                                                455            237        1,975             908
                                                             ------         ------       ------          ------
Petrochemicals
UK                                                              (63)             6          (72)            (35)
Rest of Europe                                                   54            161          341             272
USA                                                              47             54          154             161
Rest of World                                                    43            (89)         110              13
                                                             ------         ------       ------          ------
                                                                 81            132          533             411
                                                             ------         ------       ------          ------

Other businesses and corporate                                 (310)          (241)        (609)           (494)
                                                             ------         ------       ------          ------
                                                              3,844          1,757       13,293           7,065
                                                             ======         ======       ======          ======
By geographical area
UK                                                              314           (131)       1,730             903
Rest of Europe                                                  494            620        1,852           1,532
USA                                                           1,295            672        5,040           1,933
Rest of World                                                 1,741            596        4,671           2,697
                                                             ------         ------       ------          ------
                                                              3,844          1,757       13,293           7,065
                                                             ======         ======       ======          ======

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                               Three months ended           Nine months ended
                                                                  September 30                 September 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                            ----------------------      -----------------------
                                                                               ($ million)
By business

Exploration and Production
     UK                                                         182            270          598             778
     Rest of Europe                                              80             61          204             189
     USA                                                        989            980        2,964           3,224
     Rest of World (a)                                        6,999            929        9,083           2,935
                                                             ------         ------       ------          ------
                                                              8,250          2,240       12,849           7,126
                                                             ------         ------       ------          ------
Gas, Power and Renewables
     UK                                                          15              7           47              28
     Rest of Europe (b)                                           6             29           30             120
     USA                                                         18             52          104             100
     Rest of World                                               19             19           43              37
                                                             ------         ------       ------          ------
                                                                 58            107          224             285
                                                             ------         ------       ------          ------
Refining and Marketing
     UK                                                          89             56          228             232
     Rest of Europe (c)                                         169            198          337           5,486
     USA                                                        322            298          886             861
     Rest of World                                               79             53          130             128
                                                             ------         ------       ------          ------
                                                                659            605        1,581           6,707
                                                             ------         ------       ------          ------
Petrochemicals
     UK                                                          51             30           81              55
     Rest of Europe                                              16             58           68             163
     USA                                                         55             49          196             146
     Rest of World                                               60             43          131             174
                                                             ------         ------       ------          ------
                                                               182            180          476             538
                                                             ------         ------       ------          ------

Other businesses and corporate (d)                               59             48          278             367
                                                             ------         ------       ------          ------
                                                              9,208          3,180       15,408          15,023
                                                             ======         ======       ======          ======
By geographical area
     UK                                                         377            394        1,039           1,203
     Rest of Europe                                             271            353          640           6,158
     USA                                                      1,403          1,389        4,341           4,387
     Rest of World                                            7,157          1,044        9,388           3,275
                                                             ------         ------       ------          ------
                                                              9,208          3,180       15,408          15,023
                                                             ======         ======       ======          ======

------------

(a) Third quarter and nine months 2003 included the investment in the TNK-BP joint venture. Nine months 2002 included the acquisition of an additional interest in Sidanco.

(b)  Nine months 2002 included the acquisition of a 5% stake in Enagas.

(c)  Nine months 2002 included the acquisition of 100% of Veba.

(d) Nine months 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.

                           BP p.l.c. AND SUBSIDIARIES
                       RETURN ON AVERAGE CAPITAL EMPLOYED


                                                               Three months ended           Nine months ended
                                                                  September 30                 September 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                            ----------------------      -----------------------
                                                                               ($ million)
Historical cost profit for the period                         2,394          2,840        8,295           6,194
Interest (a)                                                     82            145          259             462
Minority shareholders' interest                                  43              3          129              71
                                                             ------         ------       ------          ------
Adjusted historical cost profit                               2,519          2,988        8,683           6,727
Inventory holding (gains) losses                                (84)          (305)          68          (1,303)
Exceptional items, net of tax                                  (168)        (1,769)        (639)         (1,915)
                                                             ------         ------       ------          ------
Adjusted replacement cost profit                              2,267            914        8,112           3,509
                                                             ======         ======       ======          ======
Capital employed at beginning of period:
     BP shareholders' interest                               72,065         67,586       69,409          65,161
     Minority shareholders' interest                          1,016            540          638             598
     Finance debt                                            18,594         21,409       22,008          21,417
                                                             ------         ------       ------          ------
     Capital employed                                        91,675         89,535       92,055          87,176
                                                             ======         ======       ======          ======
Capital employed at end of period:
     BP shareholders' interest                               73,282         68,670       73,282          68,670
     Minority shareholders' interest                          1,074            533        1,074             533
     Finance debt                                            19,970         22,276       19,970          22,276
                                                             ------         ------       ------          ------
     Capital employed                                        94,326         91,479       94,326          91,479
                                                             ======         ======       ======          ======

                                                             93,001         90,507       93,191          89,328
Average capital employed
                                                             ======         ======       ======          ======
ROACE - historical cost basis                                 10.8%          13.2%        12.4%           10.0%
ROACE - replacement cost basis                                 9.8%           4.0%        11.6%            5.2%

------------

(a) Excludes interest on joint venture and associated undertakings debt as well as unwinding of discount on provisions and effect of change in discount rate on provisions, and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.

                           BP p.l.c. AND SUBSIDIARIES
             RECONCILIATION OF HISTORICAL COST OPERATING PROFIT AND
                        REPLACEMENT COST OPERATING PROFIT


                                                                                                    Other
                                       Exploration    Gas, Power   Refining                    businesses
                                               and           and        and                           and
                                        Production    Renewables  Marketing   Petrochemicals    corporate       Total
                                       ------------------------------------------------------------------------------



Year ended December 31, 2002

Total operating profit                       9,209           405      1,921              541         (701)     11,375

Inventory holding (gains) losses                (3)          (51)    (1,049)             (26)           -      (1,129)
                                       ------------------------------------------------------------------------------

Total replacement cost
  operating profit                           9,206           354        872              515         (701)     10,246
                                       ==============================================================================


Year ended December 31, 2001

Total operating profit                      12,355           407      1,990             (102)        (523)     14,127

Inventory holding (gains) losses                 6            81      1,583              230            -       1,900
                                       ------------------------------------------------------------------------------

Total replacement cost
  operating profit                          12,361           488      3,573              128         (523)     16,027
                                       ==============================================================================


Year ended December 31, 2000

Total operating profit                      13,976           543      4,106              853       (1,071)     18,407

Inventory holding (gains) losses                (4)          (11)      (620)             (93)           -        (728)
                                       ------------------------------------------------------------------------------

Total replacement cost
  operating profit                          13,972           532      3,486              760       (1,071)     17,679
                                       ==============================================================================

                           BP p.l.c. AND SUBSIDIARIES
                                 NET DEBT RATIO


                                                           At September 30
                                                             (Unaudited)        At December 31
                                                                  2003                 2002
                                                              --------             --------
                                                                       ($ million)
Net debt ratio - net debt: net debt + equity
Gross finance debt                                              19,970               22,008
Cash and current asset investments                               1,495                1,735
                                                              --------             --------
Net debt                                                        18,475               20,273
                                                              --------             --------
Equity                                                          74,356               70,047
Net debt ratio                                                      20%                  22%
                                                              ========             ========

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BP p.l.c.
                                  (Registrant)





Dated: October 31, 2003                /s/ D. J. Pearl
                                       .........................................
                                       D. J. PEARL
                                       Deputy Company Secretary